Exhibit 99.(c)(1)

VALUATION

OF

PHAZAR CORP.’S COMMON STOCK

AS OF

MARCH 11, 2013

Prepared for:

Mr. Gary Havener
Board of Directors
Phazar Corp.

March 12, 2013

Mr. Gary Havener
Board of Directors
Phazar Corp.
P.O. Box 121969
Fort Worth, Texas 76121

RE: Valuation of Phazar Corp.’s Common Stock

Dear Mr. Havener:

Pursuant to your authorization, we were retained to conduct an independent valuation analysis and prepare a summary valuation report to assist you in determining the fair value of common stock (the “Subject Interest”) of Phazar Corp. (“Phazar” or the “Company”) as of March 11, 2013 (the “Valuation Date”). This valuation analysis was prepared for Phazar’s board of directors (the “Board”) for informational purposes. No other use for this analysis is intended or should be inferred other than those stated herein.

We performed a valuation engagement and present the report in conformity with the Statement on Standards for Valuation Services No. 1 (SSVS) of the American Institute of Certified Public Accountants (AICPA). SSVS defines a valuation engagement as: “An engagement to estimate value in which a valuation analyst determines an estimate of the value of a Subject Interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.”

SSVS addresses a summary report as follows: “The summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

PURPOSE AND SCOPE

This valuation analysis is being performed for the Board for informational purposes. We understand that our analysis and report may be provided to the Board. The resulting estimate of value should not be used for any other purpose or by any other party for any purpose other than those stated herein, without our express written consent.

The standard of value applied herein is fair value. The FASB defines fair value under ASC 820, Fair Value Measurements and Disclosures as: “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”1

950 E. State Highway 114 • Suite 120 • Southlake • Texas 76092 • Tel: 817.481.4997 • Fax: 817.481.4905
www.valuescopeinc.com

Mr. Gary Havener
March 12, 2013

The premise of value followed herein is going concern.2 The liquidation premise of value was considered and rejected as not applicable because the going concern value results in a higher value for the Company than the liquidation value, whether orderly or forced.

SCOPE OF WORK

To gain an understanding of the operations of the Company, we reviewed the Company’s financial information and operational data and interviewed Phazar’s management (“Management”). To understand the environment in which the Company operates, we researched the communication equipment manufacturing industry in the U.S. We also studied economic and industry conditions as of the Valuation Date and their effects on the Company. To understand the Company’s financial condition, we analyzed its historical financial statements.

We considered all valuation approaches and methods and applied the most appropriate methods from the income, market and cost approaches to derive an opinion of value of the Subject Interest. Our conclusion of value reflects these findings, our judgment and knowledge of the marketplace, and our valuation expertise.

Our valuation analysis is set out in the attached report. In performing our work, we were provided with and/or relied upon various sources of information, including (but not limited to):

●	Form 10-Ks filed with the Securities and Exchange Commission (SEC) for the years ended June 30, 2011 and June 30, 2012
●	Form 10-Q filed with the SEC for the quarter ended December 31, 2012
●	Information regarding the Company’s history and current operations
●	Current and future economic conditions from various sources
●	Data from the Ibbotson Stocks, Bonds, Bills, and Inflation (SBBI) 2012 Valuation Yearbook by Morningstar
●	Federal Reserve Statistical Release as of the Valuation Date
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1	Predecessor literature: Statement of Financial Accounting Standards 157, Fair Value Measurements (SFAS 157)
2
The International Glossary of Business Valuation Terms defines going concern as “an ongoing operating business enterprise,” and going concern value as “the value of a business enterprise that is expected to continue to operate into the future. The intangible elements of going concern value result from factors such as having a trained workforce, an operational plant, and the necessary licenses, systems, and procedures in place.”

VALUESCOPE

Mr. Gary Havener
March 12, 2013

●	Guideline public company information and mergers and acquisition transaction data from the Capital IQ database
●	Other miscellaneous information

The procedures employed in determining the fair value of the Company included such steps that we considered necessary, including (but not limited to):

●	An analysis of the Company’s financial statements
●
Discussions with the Company’s management (“Management”), including Robert E. Fitzgerald (President and Chief Executive Officer), Deborah A. Inzer (CFO) and Richard Gilley (Executive Vice President), regarding the Company’s current operations and their expectations of its future performance

●	Discussions with legal counsel at Whitaker, Chalk, Swindle & Schwartz PLLC
●	An analysis of the general economic environment as of the Valuation Date
●	An analysis of the communication equipment manufacturing industry in the U.S.
●	An analysis of guideline public company data, merger and acquisition transaction data and observed control premiums
●	An analysis of other pertinent facts and data affecting in our conclusion of value

There were no restrictions or limitations in the scope of our work or data available for analysis. Other members of our staff, under the direct supervision of the lead appraiser on this engagement, assisted in performing research, populating models with data, and providing other general assistance.

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Mr. Gary Havener
March 12, 2013

CONCLUSION OF VALUE

Based on the procedures outlined herein and the corresponding analysis, it is our opinion that the fair value of the Subject Interest, as of March 11, 2013, is reasonably stated as:

(Dollar figures in thousands, except for per share figures)
Summary
Valuation Method	Indicated Value	Shares Out (000s)	Per Share Indicated Value	Weight	Schedule Reference

Income Approach
Discounted Cash Flow Method	$2,559	2,325	$1.10	30%	Schedule B.7

Market Approach
Guideline Public Company Method	$3,130	2,325	$1.35	10%	Schedule C.2

Merger and Acquisition Method	$2,823	2,325	$1.21	10%	Schedule D

Stock Price	$2,836	2,325	$1.22	20%	Schedule E

Term Sheet Offer	$2,906	2,325	$1.25	10%	Schedule F

Cost Approach
Orderly Liquidation Value	$2,694	2,325	$1.16	20%	Schedule G

Equity Value - Control, Marketable	$2,759		$1.19	100%

Share Price - Control, Marketable			$1.19

This letter and report and the associated results were prepared informational purposes and may be included in SEC filings, including, but not limited to, Forms 8-K, 10-Q, 10-K and Schedule 14A.

The approaches and methodologies used in our work did not comprise an examination or any attest service in accordance with generally accepted auditing standards, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles or auditing standards. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information (audited, reviewed, compiled, internal, prospective or tax returns), or other data provided to us by others, and we did not verify such information unless specifically stated in the report. We assumed that the financial and other information provided to us was accurate and complete, and we relied upon this information in performing our valuation engagement.

VALUESCOPE

Mr. Gary Havener
March 12, 2013

As detailed in the Appraisal Certification, we are independent of Phazar and have no current or prospective economic interest in the assets that are the subject of this analysis. Our fee for these valuation services was in no way influenced by the results of our analysis. The content of this report is subject to the Assumptions and Limiting Conditions and the Appraisal Certification. Should you have questions regarding this report, please contact Gregory E. Scheig at 817-481-4997.

Very truly yours,

ValueScope, Inc.

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TABLE OF CONTENTS

I. ENGAGEMENT OVERVIEW	1
Description of the Assignment	1
Scope	1
Procedures	1
II. DESCRIPTION OF THE COMPANY	3
Phazar Corporation	3
III. ECONOMIC AND INDUSTRY ANALYSIS	6
Overview of the U.S. Economy	6
Industry Analysis	9
IV. VALUATION METHODOLOGY	13
Valuation Approaches	13
Valuation Methods	14
V. VALUATION ANALYSIS OF THE COMPANY	15
Income Approach Analysis	15
Market Approach Analysis	19
Cost Approach Analysis	21
VI. CONCLUSION	24
Reconciliation of Valuation Methods	24
Fair Value Conclusion	25
VII. ASSUMPTIONS AND LIMITING CONDITIONS	26
VIII. APPRAISAL CERTIFICATION	29

APPENDICES

GUIDELINE COMPANY DESCRIPTIONS	APPENDIX A
BANKS CONTACTED BY PHAZAR CORP. REGARDING CREDIT	APPENDIX B
PICTURES OF MINERAL WELLS FACILITY	APPENDIX C
REAL PROPERTY APPRAISAL	APPENDIX D

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TABLE OF SCHEDULES

VALUATION SUMMARY AND CONCLUSION	SUMMARY
FINANCIAL STATEMENT ANALYSIS	A.1 – A.3
Historical Income Statements	A.1
Historical Balance Sheets	A.2
Select Financial and Operating Ratios	A.3
DISCOUNTED CASH FLOW METHOD	B.1 – B.7
Summary of Projection Inputs	B.1
Projected Income Statements	B.2
Projected Balance Sheets	B.3
Projected Capital Expenditures	B.4
Projected Tax Expenses	B.5
Weighted Average Cost of Capital	B.6
Synthesis of Net Cash Flow	B.7
GUIDELINE PUBLIC COMPANY METHOD	C.1 – C.2
Determination of Relevant Multiples	C.1
Summary and Application of Multiples	C.2
MERGER AND ACQUISITION METHOD	D
STOCK PRICE	E
TERM SHEET	F
ORDERLY LIQUIDATION METHOD	G
VALUATION SUMMARY AND CONCLUSION	H

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I. ENGAGEMENT OVERVIEW

DESCRIPTION OF THE ASSIGNMENT

We were retained to conduct an independent valuation analysis to determine the fair value of the common stock (the “Subject Interest”) of Phazar Corp. (“Phazar” or the “Company”) as of March 11, 2013 (the “Valuation Date”). This valuation analysis was prepared for Phazar’s board of directors (the “Board”) for informational purposes. No other use for this analysis is intended or should be inferred other than those stated herein.

We performed a valuation engagement and present our report in conformity with the Statement of Standards for Valuation Services No. 1 (SSVS) of the American Institute of Certified Public Accountants (AICPA). SSVS defines a valuation engagement as: “An engagement to estimate value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.”

SSVS addresses a summary report as follows: “The summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

The standard of value applied herein is fair value. The FASB defines fair value under ASC 820, Fair Value Measurements and Disclosures as: “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”3

SCOPE

This report provides a detailed discussion of the valuation analysis we performed and is divided into six major sections. The first section outlines the description, scope and procedures of our analysis. The second section provides a description of the Company. The third section presents a discussion of the U.S. economy and the industry in which the Company operates. The fourth section presents a discussion of valuation methodology. The fifth section details the valuation of the Company. The sixth presents our conclusion of value.

PROCEDURES

This valuation analysis was conducted in accordance with generally accepted valuation procedures. These procedures included such substantive valuation tests that we considered necessary and appropriate under the circumstances. We relied on information received regarding the Company’s operations as a fair reflection and made limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information, as well as on other data we researched. A full discussion of the methodologies employed appears in the following sections of this report.
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3     Predecessor literature: Statement of Financial Accounting Standards 157, Fair Value Measurements (SFAS 157)

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II. DESCRIPTION OF THE COMPANY

PHAZAR CORPORATION

Business Description4

Phazar (NASDAQ: ANTP) is a publically-traded company engaged, through its principal operating subsidiary, Antenna Products Corporation, in the design and manufacture of antenna systems, towers and communication accessories worldwide. The Company has also developed a line of military grade, high performance mesh transceiver radios sold under the True Mesh Networks brand. The U.S. government, military, civil agencies and prime contractors represent Antenna Products Corporation's principal customers. It sells to commercial markets under the Phazar brand.

Antenna Products Corporation is a fully integrated company with research and development, design, manufacturing, testing and support services at their 104,000 square foot corporate facility. Additional testing and modeling is completed at an offsite 50-acre facility. Both facilities are located in Mineral Wells, Texas. For half a century, Antenna Products has been designing, manufacturing and marketing antennas and antenna systems, while accepting custom design projects. These antennas cover the radio frequency (RF) spectrum, from kilohertz to gigahertz, and support countless mission critical military wireless mesh, air/sea navigation, ILS and voice/ data communications applications. Antenna Products also designs and manufactures a product line of antenna accessories, including towers, telescoping masts, rotators, rotator controls, high-frequency (HF) baluns and tower safety climbing equipment.

As of the Valuation Date, after discussions with Phazar’s management (“Management”), there was concern that the Company could face insolvency. In response, the Company has begun to require deposits from customers and increased days accounts payable. Management indicated that banks were unable to extend credit to the Company, as the Company has been experiencing operating losses. A list of banks approached by the Company is in Appendix B.

In a term sheet dated February 20, 2013, QAR, LLC and affiliated persons and entities including Robert Fitzgerald made an offer of $1.25 per share in cash for all validly issued and outstanding shares of common stock. Robert Fitzgerald currently serves as the Company’s chief executive officer.

Historical Income Statements

Based on the Company’s filings with the Securities and Exchange Commission (SEC), we reviewed financial statements for the years ended May 31, 2010, June 30, 2011, June 30, 2012, and December 31, 2012 (the “Review Period”).

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4    This section is primarily from Phazar’s website, http://www.phazarcorp.com/, and discussions with Management

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II. DESCRIPTION OF THE COMPANY

The Company reported revenues of $7.0 million in the year ended May 31, 2010, $8.4 million in the year ended June 30, 2011, $6.6 million in the year ended June 30, 2012, and $5.8 million in the year ended December 31, 2012. The following chart illustrates the Company’s revenues during the Review Period.

Earnings before interest, taxes, depreciation and amortization (EBITDA) decreased during the Review Period. In the year ended December 31, 2012, EBITDA was negative $3.3 million or negative 57.0% of revenue. The following chart illustrates the Company’s EBITDA and EBITDA margin during the Review Period.

Similar to EBITDA, the Company’s net income before discontinued operations decreased during the Review Period. Net income before discontinued operations decreased from a net loss of $0.3 million to a net loss of $3.8 million during the Review Period.

The historical income statements are presented in Schedule A.1.

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II. DESCRIPTION OF THE COMPANY

Historical Balance Sheets

The Company has seen a decrease in total assets from $8.6 million as of May 31, 2010 to $3.8 million as of January 31, 2013. The largest decrease occurred in cash and cash equivalents. The balance sheet as of January 31, 2013 was the most current available balance sheet as of the Valuation Date.

Liabilities have decreased from $1.6 million as of May 31, 2010 to $0.7 million as of January 31, 2013. Assets decreased more rapidly than liabilities during the same period, leading to a decrease in shareholders’ equity. Shareholders’ equity decreased from $8.6 million as of May 31, 2010 to $3.8 million as of January 31, 2013.

The following chart illustrates the Company’s balance sheet accounts.

The historical balance sheets are presented in Schedule A.2.

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III. ECONOMIC AND INDUSTRY ANALYSIS

OVERVIEW OF THE U.S. ECONOMY

According to the second estimate released by the Bureau of Economic Analysis (BEA), the U.S. economy expanded in the fourth quarter of 2012, with real gross domestic product (GDP) increasing at an annual rate of 0.1%.5 In the third quarter, real GDP increased by 3.1%. The major positive contributors to the increase in real GDP in the fourth quarter were personal consumption expenditures, nonresidential fixed investment, and residential fixed investment. The increase in real GDP was partly offset by a negative contribution from private inventory investment, federal government spending, exports, and state and local government spending.

Projections made by forecasters surveyed by the Federal Reserve Bank of Philadelphia changed little from the fourth quarter of 2012.6 The forecasters projected a 2.1% annual growth rate for the first quarter, up from the previous quarter’s estimate of 1.7%. They expected the economy to expand 1.9% in 2013, 2.8% in 2014, 2.9% in 2015 and 3.0% in 2016.

Employment

Nonfarm payroll employment, according to the Bureau of Labor Statistics (BLS), rose by 236,000 in February 2013.7 The unemployment rate in February 2013 was 7.7%, compared to 8.3% a year earlier. The BLS reported job gains in health care, construction and business services.

Forecasters surveyed by the Federal Reserve Bank of Philadelphia predicted that unemployment would trend towards 7.8% by the first quarter of 2013 and expected an average unemployment rate of 7.7% for 2013.

Inflation

According to the BLS, inflation, as measured by changes in the Consumer Price Index for All Urban Consumers (CPI-U), was unchanged in January 2013 on a seasonally adjusted basis.8 Over the previous 12 months, the index increased 1.6% before seasonal adjustment. The food index was unchanged in January after increasing in each of the previous 10 months. The energy index declined 1.7% in January. The index for all items less food and energy has increased 1.9% over the previous twelve months.

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5	U.S. Department of Commerce, Bureau of Economic Analysis, Gross Domestic Product: Fourth Quarter 2012 (second estimate), February 28, 2013
6	Federal Reserve Bank of Philadelphia, First Quarter 2013 Survey of Professional Forecasters, February 15, 2013
7	United States Department of Labor, Bureau of Labor Statistics, The Employment Situation: February 2013, March 11, 2013
8	United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index: January 2013, February 21, 2013

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III. ECONOMIC AND INDUSTRY ANALYSIS

According to forecasters surveyed by the Federal Reserve Bank of Philadelphia, inflation is expected to average 2.3% annually from 2013 to 2022.9 In the short term, economists expect a core inflation rate of 1.8% during the first quarter of 2013.

Interest Rates

The interest rate on the three-month Treasury bill has increased from 0.15% as of January 3, 2011 to 0.10% as of March 7, 2013.10 The bond market has experienced a decline in long-term interest rates since 2011. The interest rate on the ten-year Treasury note has decreased from 3.36% as of January 3, 2011 to 2.00% as of March 7, 2013.11

For the three-month Treasury bill, forecasters surveyed by the Federal Reserve Bank of Philadelphia expected an interest rate of 0.1% in 2013 and 0.2% in 2014.12 For the ten-year Treasury note, the same survey found an expected interest rate of 2.1% in 2013 and 2.6% in 2014.

As of March 1, 2013, the prime rate was 3.25% and the yield on Moody’s Aaa-rated corporate bonds and Baa-rated corporate bonds was 3.84% and 4.76%, respectively.13

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9	Federal Reserve Bank of Philadelphia, First Quarter 2013 Survey of Professional Forecasters, February 15, 2013
10	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DTB3, 3-Month Treasury Bill: Secondary Market Rate, last accessed March 11, 2013
11	Federal Reserve Bank of St. Louis, Federal Reserve Economic Data, Series: DGS10, 10-Year Treasury Constant Maturity Rate, last accessed March 11, 2013
12	Federal Reserve Bank of Philadelphia, First Quarter 2013 Survey of Professional Forecasters, February 15, 2013
13	Federal Reserve Board, Federal Reserve Statistical Release, H.15 (519) Selected Interest Rates, March 1, 2013

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III. ECONOMIC AND INDUSTRY ANALYSIS

Corporate Profits

According to the BEA, profits from current production (corporate profits with inventory valuation and capital consumption adjustments) increased $45.7 billion in the third quarter of 2012, in contrast to an increase of $21.8 billion in the second quarter.14

Current-production cash flow (net cash flow with inventory valuation and capital consumption adjustments), which represents funds available for possible investments, increased $32.5 billion in the third quarter, compared to an increase of $6.0 billion in the second quarter.

Stock Markets

The S&P 500 on January 3, 2011 opened at 1,257.62. The broad market index closed higher at 1,544.26 on March 7, 2013. The NASDAQ Composite index on January 3, 2011 opened at 2,691.52 and closed higher at 3,232.09 on March 7, 2013.

Consumer Confidence

The Conference Board reported that the Consumer Confidence Index increased in February 2013 to a level of 69.6, up from 58.4 in January.15 The index is based on a survey of consumer perceptions of present economic conditions and expectations of future conditions. The survey is based on a representative sample of 5,000 U.S. households and is considered a leading indicator of future consumer expenditures and economic activity.

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14	U.S. Department of Commerce, Corporate Profits: Third Quarter 2012 (revised estimate), December 20, 2012
15	The Conference Board, Consumer Confidence Index, February 26, 2013

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III. ECONOMIC AND INDUSTRY ANALYSIS

INDUSTRY ANALYSIS16

This industry includes companies primarily engaged in manufacturing broadcasting and other wireless communications equipment. Examples of such equipment include antennas, set top boxes, GPS systems, cell phones, satellite uplink technologies and radio and TV broadcasting equipment. This industry does not include manufacturing radio and television sets, intercoms, or equipment to test communication signals.

Historical and Current Performance

The domestic communication equipment manufacturing industry, which produces broadcasting and other wireless communications equipment, has been losing out to manufacturers abroad. These manufacturers are located in countries, such as China, Mexico, and Korea, with low production costs and growing demand for communications equipment in response to rapidly developing telecommunications infrastructures. Many industry companies are taking advantage of these conditions and are offshoring in-house manufacturing operations or outsourcing production to third parties abroad, siphoning revenue away from the domestic industry. With the onset of the recession, industry revenue dropped further as customers became more concerned about their finances. As a result, many opted to delay wireless infrastructure improvements or purchased equipment from cheaper foreign manufacturers instead. Due to the prevalence of these two trends, IBISWorld estimated that industry revenue declined at an average annual rate of 6.8% in the five years to 2013 to $31.6 billion. In 2009 alone, in the midst of the recession, revenue plummeted 23.9% to $34.2 billion.

Going forward, communication equipment manufacturers will benefit from a surge in demand due to the recovering economy and a rise in consumer sentiment. As unemployment rates decline and per capita disposable income rises, consumers are expected to increase discretionary spending, particularly on electronics like mobile phones. In the five years to 2018, consumer spending is forecast to increase at an average annual rate of 2.7%. Additionally, demand from wireless telecommunications carriers and radio and television broadcasting are expected to steadily increase over the next five years. This strong foundation for growth is projected to boost revenue 9.4% in 2014, especially due to the turnaround in demand from radio broadcasting and the jump in consumer spending. Additionally, industry revenue has a history of volatility and is expected to continue this trend over the next five years, with 16.5% growth in 2016. The increase in downstream demand and consumer spending is expected to contribute to industry revenue growth at an average annual rate of 4.4% over the next five years to 2018 to reach $39.2 billion.

Products and Services Segmentation

Communication equipment manufacturers are continuously working on developing new products to keep up with the latest technologies. However, even with new product innovations, the products of this industry fall under clearly segmented categories, such as radio station equipment, wireless networking equipment, broadcast, studio and related electronic equipment and other.

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16   IBISWorld, Industry Report 33422, Communication Equipment Manufacturing in the U.S., February 2013

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III. ECONOMIC AND INDUSTRY ANALYSIS

Radio station equipment is the largest product segment in the communication equipment manufacturing industry, expected to account for about 49.2% of industry revenue in 2013. Radio station equipment includes equipment for space-, airborne-, marine-, earth- and fixed-based stations. This segment also includes earth- and mobile-based stations.

Wireless networking equipment is expected to account for about 16.9% of industry revenue in 2013. This category includes cellular base stations that provide radio links that transmit and receive cellular subscriber calls and manage hand-offs as customers switch from cell to cell.

The broadcast, studio and related electronic equipment segment is estimated to account for about 10.7% of industry revenue in 2013. This segment includes audio equipment, video equipment, AM and FM transmitters, TV transmitters, broadcasting transmitting antennae, cable TV master antenna and CATV equipment, and closed circuit TV systems and equipment.

The other category accounts for 23.2% of industry revenue in 2013, of which the other communication systems and equipment segment accounts for 16.7% and miscellaneous accounts for the remaining 6.5%. The other communication systems includes space satellites, global positioning system equipment and microwave communications equipment.

Major Market Segmentation

The communication equipment manufacturing industry primarily sells radio and television broadcasting and wireless networking equipment to downstream broadcasters and wireless carriers. The industry also sells directly to installers and governments through various retail and wholesaling channels and through foreign markets.

Communications network operators are the largest market in the industry, estimated to account for 40.0% of industry revenue. Demand in this market has been increasing over the five years to 2013. These companies acquire equipment for their networks and mobile handsets for sale to their customers.

Radio and TV broadcasters acquire broadcasting equipment, from single products to end-toend systems, including nationwide networks with hundreds of transmitters. Demand from radio and television broadcasting has been increasing since 2008. However, because much of this equipment is now fairly new and does not currently require upgrades or replacements, the segment is expected to decline as a share of industry revenue to 20.0% in 2013.

Retailers and wholesalers acquire mobile handsets, two-way radios and other wireless receivers, and antennae for sale into consumer and business markets. Installers, retailers and wholesalers are estimated to account for 16.2% of industry revenue in 2013. This market has remained relatively flat and stable, fluctuating roughly in line with overarching industry trends.

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III. ECONOMIC AND INDUSTRY ANALYSIS

Exports are estimated to account for 15.8% of industry revenue in 2013. Exports have declined at an average annual rate of 3.4% over the five years to 2013, due to the dollar appreciating in 2008 and 2012 causing U.S. goods to be relatively more expensive abroad

U.S. government agencies account for the smallest portion of industry revenue, estimated at 8.0% in 2013. However, demand from government agencies for communication equipment has been increasing since 2010. In 2012, a number of new government initiatives were approved that require extensive communication equipment. The Federal Aviation Administration (FAA) and National Oceanic and Atmospheric Administration (NOAA) both require advanced communication equipment, such as: satellite-based communication systems, radar processors, voice switching and control systems. Also, the Department of Defense requires military communication equipment. However, $85 billion in automatic spending cuts, known as “Sequestration,” began on March 1, 2013 for the U.S. government’s fiscal year ending September 30, 2013.17 Sequestration was part of the Budget Control Act of 2011, which was used to increase the debt ceiling. The FAA’s share of the $85 billion in spending cuts for the remainder of the U.S. government’s current fiscal year is $600 million, which could negatively impact the Company’s outlook.18

Cost Structure

The cost structures of individual firms in the communication equipment manufacturing industry vary depending upon individual firms’ scale and scope of operations and proximity to suppliers and buyers.

The profitability of firms in this industry varies significantly by company. Growth and spending by downstream communications industries, technological position and strength relative to competitors and buyers are all factors contributing to the industry’s profit. In 2013, the industry’s profit margin, measured as earnings before interest and taxes (EBIT), is expected to average about 5.4% of revenue, slightly down from about 5.7% in 2008. This margin is estimated to have fallen over the five years to 2013 primarily due to the recession’s negative impact on revenue in 2008 and 2009, while fixed costs remained high.

The major expense in this industry is the cost of input materials. Components represent a major material cost in the purchases category. These components include integrated circuits and computer memory. The amount of revenue spent on purchases has increased by 23.7% since 2008. Purchases are estimated to account for 53.8% of revenue in 2013.

Salaries represented 15.5% of revenue in 2008 and are expected to rise to 23.7% of revenue in 2013. During this period, average salary per employee increased as less-skilled and lower-paid jobs were outsourced. A higher emphasis on research and development (R&D) in the U.S. relative to manufacturing jobs has pushed average wages higher over the past five years.

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17	Bloomberg, White House Taking No Actions Yet to Cut Back Its Budget, March 8, 2013
18	CBS Detroit, FAA Funding Cuts Will Close 238 Air Trafic Control Towers, 6 In Michigan, March 10, 2013

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III. ECONOMIC AND INDUSTRY ANALYSIS

Other expenses are principally related to other manufacturing costs, such as rent and utilities, depreciation, marketing costs, administration and allowances for potential defaults on buyers’ debts. These expenses are expected to account for 17.1% of industry revenue in 2013, with depreciation making up the largest other cost at 2.2% of revenue.

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IV. VALUATION METHODOLOGY

There are three conceptually distinct methodologies that can be applied to determine the fair value of a business or asset: (a) the income approach, (b) the market approach and (c) the cost approach. Each of these generally accepted valuation methodologies are considered in the valuation process and are more or less relevant given the nature of the business and the observable data used to apply the method.

VALUATION APPROACHES

Income Approach

The income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses and taxes. One form of the income approach, the discounted cash flow (DCF) analysis, defines future economic income as net cash flow and takes into account not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production.

Market Approach

The market approach considers the implied pricing in third-party transactions of comparable businesses or assets. Transactions are analyzed in order to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.

Cost Approach

The cost approach considers replacement cost as the primary indicator of value. The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it. Historical cost data is often used to indicate the current cost of replacement or re-creation, with certain adjustments made for physical deterioration or obsolescence. Like the market approach, the cost approach makes few assumptions compared to the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets.

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IV. VALUATION METHODOLOGY

VALUATION METHODS

The following are common valuation methods used under the three approaches:

A.     Income Approach
1)      Discounted Cash Flow Method (multi-period model)
2)      Direct Capitalization Method (single period model)
3)      Excess Earnings Method

B.     Market Approach
1)      Guideline Public Company Method
2)      Merger and Acquisition Method
3)      Observations involving transactions in the Company’s shares

C.     Cost Approach
1)      Reproduction Cost
2)      Replacement Cost
3)      Orderly Liquidation Value

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V. VALUATION ANALYSIS OF THE COMPANY

The income and market approaches were utilized to arrive at a conclusion of value for the Company’s business enterprise value (BEV) and common equity. The income approach, through the discounted cash flow analysis, directly measures the value of the Company by estimating the expected cash flows derived from the business.

The market approach provides an indication of value by observing the market value of comparable companies based on various pricing measures. Typically, when a business is considered to be a going-concern, indications of value for the common equity based on the approaches above are significantly higher than the value indicated by the orderly liquidation of the assets of the business. However, based on our review of Phazar’s financial statements and our discussions with Management and board members, we elected to consider the value of Phazar’s equity under the cost approach, considering an orderly liquidation value.

INCOME APPROACH ANALYSIS

We developed a discounted cash flow model to arrive at a conclusion of value for the Company’s BEV and common equity as of the Valuation Date. The DCF method first projects the cash flow the business is expected to produce in the future, over a discrete period. Then, each discrete cash flow is discounted to a present value at a rate that reflects the risk of receiving that amount at the time anticipated in the projection. To better reflect these projections, items such as revenue, operating costs, capital expenses and working capital were forecasted. These projections were used to determine the net cash flow generated by the business, which was then discounted to the present value, using an appropriate discount rate.

Revenue Projections
We relied on historical financial statements and Management expectations to forecast revenue growth. Management indicated a large increase in revenue in 2013. Revenue growth decreased to 5.0% in 2014 and trended towards 3.0% in the residual period. Revenue projections are illustrated in the following chart.

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V. VALUATION ANALYSIS OF THE COMPANY

Expense Projections19

Management expected cost of sales (COS), as a percentage of revenues, to be 63.0% in 2013. This was trended towards 60.0% in 2016 and remained constant thereafter. SG&A expenses were expected to be 33.5% of revenues during the forecast period. Management indicated recent significant cuts in marketing activities and staff would be used to achieve this level of SG&A expenses.

Profitability

As a result of the revenue and expense forecasts, we estimated the Company’s gross margin and EBITDA margin to be 37.0% and 3.5%, respectively, in 2013. The Company’s gross margin and EBITDA margin grow to 40.0% and 6.5%, respectively, by 2016. The Company’s forecasted EBITDA is illustrated in the following graph.

The projected income statement is presented in Schedule B.2.

Balance Sheet Inputs

The discounted cash flow analysis includes a projected balance sheet. The primary purpose is to derive the incremental working capital required by the business on an annual basis. The projected balance sheet was based on inputs of various asset and liability categories. The inputs were based on a review of the historical balance sheet and indications by Management.

The balance sheet inputs resulted in incremental working capital of approximately negative $436,000 in 2013 as the Company stretches their current liabilities.
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19
ValueScope has learned that the Company is considering an option to delist from the NASDAQ stock exchange. Management estimates current annual expenses to be $250,000 for SEC and NASDAQ compliance fees and formal auditing procedures. Potential savings are not currently reflected in the Company's forecast, but would be expected to increase the value of the enterprise, all else equal.

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V. VALUATION ANALYSIS OF THE COMPANY

Capital Expenditures and Depreciation

The projection of the Company’s required capital expenditures is based on Management expectations. The Company has a manufacturing facility with a large amount of spare capacity. Capital expenditures are expected to be mostly for maintenance of existing equipment. Projected capital expenditures are presented in Schedule B.4.

Weighted Average Cost of Capital

In determining the value of the Company utilizing the discounted cash flow model, we derived a weighted average cost of capital (WACC) for the operating entities. Two components of the WACC calculation are the firm’s cost of equity capital and the firm’s cost of debt.

A firm’s cost of equity capital, Ke, is the expected, or required, rate of return on the firm’s common stock. The components of the capital asset pricing model20 (CAPM) used to determine Ke are as follows:

●	The risk-free rate of return, Rf, defined as the 20-year U.S. Treasury bond rate as of the Valuation Date.
●	The market risk premium, designated as [Rm - Rf] in the CAPM equation.
●	The security’s beta coefficient, β, and use this as an index of the security’s systematic risk.
●	The small stock risk premium, SSRP.
●	The security’s unsystematic risk premium, USRP (if any).
●	The required rate of return on the security as follows:

Ke           =           Rf + β [Rm - Rf] + SSRP + USRP

In determining a risk-free rate, we utilized the 20-year U.S. Treasury bond rate, which reflects a minimal level of risk. The risk premium is designated as [Rm - Rf] in the CAPM equation, with Rm representing the expected return on the market portfolio. We used the risk premium data published in Ibbotson Stocks, Bonds, Bills and Inflation (SBBI) 2012 Valuation Yearbook by Morningstar. Based on this information, we concluded that the market risk premium equaled 6.62% as of the Valuation Date. This figure represents the average annualized total return on equity investments, defined as the S&P 500, in excess of the average annualized bond yield (income) return on long-term government bonds since 1926.

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20
The capital asset pricing model was originally developed in an article by Nobel-prize winning economist William F. Sharpe, “Capital Asset Prices: A Theory of Market Equilibrium under Conditions of Risk” (Journal of Finance, 1964). Subsequent academic works further developed the concept.

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V. VALUATION ANALYSIS OF THE COMPANY

Systematic risk is associated with economic factors that threaten all businesses. Beta is determined by studying the correlation between the return of a security and the return of the market. A security with a beta of 1.0 tends to move up or down in direct correlation with the market. Securities with a beta greater than 1.0 tend to rise and fall by a greater percentage than the market. A beta of less than 1.0 suggests the security is less sensitive to changes in the market.

An increased risk premium is appropriate when a company has a small capitalization compared to the companies in the public market. Market evidence shows that smaller companies, on average, earn rates of return in excess of returns predicted by CAPM.21 A common practice is to incorporate this evidence by adding a small stock premium to the cost of capital formula when valuing companies that are comparatively small. We determined a “size premium” using the methodology developed by Ibbotson Associates. In the early 1970s, Roger G. Ibbotson, Ph.D., researched and assembled the annual returns for several asset classes dating back to 1926. This research allowed for the analysis of risk and return characteristics of different asset classes. Ibbotson Associates is a leading authority in market expectations, cost of capital and international investment.

Based on our review of Company-specific factors, we applied a small stock premium of 6.1% to the Company. In addition, we felt it was appropriate to apply a 3% unsystematic risk premium given the uncertainty in the Company’s ability to achieve its forecast, low cash levels and the lack of available credit. We calculated a relevered beta based on information from selected publicly traded comparable companies as of the Valuation Date. Based on the estimates of the parameters in the CAPM equation, the cost of equity for the Company was determined as:

2.8% + (1.11 * 6.6%) + 6.1% + 3.0% = 19.3%

The WACC calculation is a function of the cost of capital components and the capital structure of the operating entity and its industry. The formula used for the calculation of the WACC is presented as follows:

	Ko	= We * Ke + Wd * Kd * (1-Tm)
where
	Ko	= the weighted average cost of capital
	We	= the proportion of equity in the capital structure
	Ke	= the cost of equity
	Wd	= the proportion of debt in the capital structure
	Kd	= the pretax cost of debt
	Tm	= the marginal tax rate for a C corporation

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21
A sample of academic research articles includes: Rolf Banz, The Relationship between Return and Market Value of Common Stocks, Vol. 9, Journal of Financial Economics, pp. 3-18 (March 1981); Eugene Fama & Kenneth French, The Cross Section of Expected Stock Returns, Journal of Finance, June 1992; Kent Daniel & Sherman Titman, Evidence on the Characteristics of Cross Sectional Variations in Stock Returns, Journal of Finance (March 1997).

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V. VALUATION ANALYSIS OF THE COMPANY

Using the cost of equity calculated previously and estimates for the capital structure, Moody's Seasoned Baa Corporate Bond yield as the cost of debt, and effective tax rate, the weighted average cost of capital was determined as:

(96.8% * 19.3%) + (3.2%* 4.9% * (1-35.0%)) = 19.0%

Therefore, 19.0% is the estimated weighted average cost of capital for Phazar.

Conclusion – Discounted Cash Flow Method

Based on the forecasts and methodologies presented in this analysis, it is our opinion that the Company’s enterprise value, as of the Valuation Date, can be reasonably stated as $2,559,000. The Company had no debt as of the Valuation Date, so the equity value, on a controlling interest basis, can be stated as approximately $2,559,000. The discounted cash flow method is presented in Schedules B.1 through B.7.

Since the Company had negative earnings in the trailing twelve months (TTM) ended December 31, 2012, the other income approach methods were not applicable.

MARKET APPROACH ANALYSIS

The market approach analysis included an examination of guideline, or comparable companies and pricing measures and industry transactions observable in the public and private markets.

Guideline Public Company Method

The guideline public company method utilizes the premise that the value of a minority interest in a business enterprise is determined by what knowledgeable and rational capital market investors actually pay to own minority interests of stock in similar companies. Using this method, the first step is to select a sample of companies comparable to the Company.

The phases of the guideline public company method include: (a) selecting the appropriate sample of comparable firms based on reasonable comparability criteria; (b) performing a financial analysis to conclude appropriate valuation multiples; and (c) selecting and applying appropriate multiples to estimate the value of the subject company.

Based on our search, we were able to identify a number of comparable companies. A description of each of these companies is included in Appendix A. Then, market pricing multiples were calculated for each of the comparably companies. As part of our analysis, we considered the following pricing multiples:

●	Enterprise Value (EV) to: Sales (S), EBITDA and EBIT

We determined the low and high end of the range and calculated the mean, median and lower quartiles of the pricing multiples of the comparable companies. Because of the Company’s recent earnings history, we applied the lower quartile EV/S multiple to the Company’s revenue in the TTM ended December 31, 2012.

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V. VALUATION ANALYSIS OF THE COMPANY

Conclusion – Guideline Public Company Method

Based on the analysis and procedures described herein, the Company’s enterprise value, as of the Valuation Date, was estimated to be approximately $2.2 million. We then added cash and equivalents and subtracted debt to arrive at the Company’s equity value, on a minority, marketable basis, of approximately $2.5 million. This represents a non-controlling interest in the Company. Therefore, to obtain the value indication on a controlling interest, a control premium is added. Based on comparable merger and acquisition (M&A) transactions, a control premium of 25.1% was calculated. The resulting equity value, on a controlling, marketable basis, can be stated as $3,130,000 as of the Valuation Date.

As discussed in the stock price section, the application of the control premium is not considered to be appropriate in this specific circumstance. The guideline public company data and pricing multiples are presented in Schedules C.1 and C.2.

Merger and Acquisition Method

It is also possible to develop an indication of a company’s value based upon the multiples indicated by M&A transactions of companies in the same or a similar industry in recent years.

In order to use merger and acquisition information in a valuation engagement, the following two conditions must be met:

1.	The target company must be similar to the company being valued in at least some respects.

2.
One must be able to obtain details of the merger or acquisition transaction. If at least one of the parties in the M&A transaction (either the purchaser or the seller) is a public company, relevant information is often available.

Our search yielded 11 transactions since January 1, 2008. As part of our analysis, we examined the following available pricing multiples:

●	Enterprise Value to: Sales and EBITDA

We determined the low and high end of the range and calculated the quartiles, mean and median of the pricing multiples of the selected transactions. Based on our review of the data available, we ultimately selected an implied value based upon the lower quartile EV/S multiple. Like the guideline public company method, this was selected because of the Company’s recent earnings history. The multiple was applied to the Company’s revenue in the TTM ended December 31, 2012.

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V. VALUATION ANALYSIS OF THE COMPANY

Conclusion – Merger and Acquisition Method

Based on the analysis and procedures described herein, the estimated fair value of a marketable, controlling interest in Phazar’s equity, using the merger and acquisition method, was $2,823,000, as of the Valuation Date. The merger and acquisition method is presented in Schedule D.

Stock Price

The company is publicly traded on the NASDAQ stock exchange. A three-day average of the close prices on March 7, 8 and 11, 2013 were used as an indication of value. The average is equal to approximately $1.22 per share or $2,836,000. A control premium was not added because the Company lacks the ability to optimize its capital structure, provided its current financial situation, regardless of control. The historical stock transactions are presented in Schedule E.

Term Sheet Offer

Form SC 13D was filed on February 20, 2013. There was an offer to purchase all shares outstanding for $1.25 per share. This price indicates an equity value of $2,906,000. This calculation is presented in Schedule F.

COST APPROACH ANALYSIS

Orderly Liquidation Method

Ordinarily, the process of valuing an entity’s common equity based on the going concern nature of its operations does not involve an investigation of its orderly liquidation value. However, on account of the circumstances underlying Phazar, as reflected in its recent weak operating and financial performance, as well as its lack of access to debt funding and low cash reserves preceding the Valuation Date, we elected to assess the orderly liquidation value of the Company’s net assets.

The orderly liquidation value of a business, essentially an asset-based approach, denotes the amount that can be realized by converting its assets to cash in an orderly manner within a reasonable period of time for the type and location of the property, with the seller being under no compulsion to sell, but with the ultimate purpose of terminating the business.

Under the orderly liquidation scenario, the value in exchange, on a piecemeal basis, of the individual assets that comprise the business enterprise is estimated, net of the liabilities of the business, under the assumption that the assets will be sold in an orderly disposition.

Assets

To estimate the tangible net worth of Phazar, we analyzed the components of its balance sheet as of January 31, 2013. Phazar Management has represented to us that the balance sheet as of our valuation date would not be materially different.

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V. VALUATION ANALYSIS OF THE COMPANY

The Company’s assets included current assets, made up of cash, receivables, inventory and other current assets (prepaid expenses); fixed assets, including real property and machinery and equipment and other miscellaneous items.

After determining the orderly liquidation value of the above asset categories using the most appropriate technique for each category, the asset values are summed to determine the aggregate orderly liquidation value of the assets of the business. The values of all of the liabilities, current and long-term, are also determined. These values are summed to arrive at the aggregate value of the liabilities of the business.

The difference between the aggregate value of the proceeds from the assets and the aggregate value of the liabilities represents the net tangible worth of the business. The results of our orderly liquidation approach are included in Schedule E. In preparing the balance sheet based on orderly liquidation values as of March 11, 2013, we relied upon certain information made available to us.

Cash and Cash Equivalents

We determined that the market values of cash and cash equivalents can be reasonably expected to equal their stated book values as of the Valuation Date.

Accounts Receivable

Phazar’ book value of accounts receivable approximately equaled $408,000 as of January 31, 2013. Under an orderly liquidation scenario, we have assumed the receivables would be factored and have assumed a 20% fee for this service.

Inventory

Total inventory was stated at its book value of $2.1 million as of January 31, 2013 and was made up of raw materials, finished goods and WIP. Under an orderly liquidation scenario, we have estimated the raw materials could be sold (or returned) for 50% of their book values. The finished goods were represented to us to be comprised of many components that are technically obsolete. Work in process, if not completed under a liquidation scenario, would also have little value. Therefore, we assumed these items would be sold for scrap at a value of 20% of their book values.

These estimates were based on our prior experience with orderly liquidation analyses, as well as discussions with Richard Gilley (EVP of Antenna Products).

FIT Receivable and Other

The book value of $79,000 for these two accounts was not adjusted in our estimate of an orderly liquidation value.

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V. VALUATION ANALYSIS OF THE COMPANY

Fixed Assets

Phazar’s fixed assets are comprised of real estate (land, buildings and improvements), machinery and equipment, autos and trucks, and office furniture and fixtures.

Phazar’s largest fixed asset is real estate. Willis Choate, ASA of Asset Valuation Source has estimated an orderly liquidation value for the real estate of $1,720,000 as compared to its book value of $566,000. This value reflects appreciation in land values not reflected on the Company’s financial statements.

An orderly liquidation value for machinery and equipment and rolling stock (autos and trucks) was assumed to equal their respective book values.

Office furniture and equipment had a book value of $29,000, but we assumed a value of zero for an orderly liquidation scenario. This reflects that removal costs would negate any salvage value.

Total Assets

The orderly liquidation value of total assets, prior to considering the Company’s liabilities, equaled approximately $3,346,000.

The next step in our analysis was to consider the orderly liquidation values of the Company’s liabilities.

Current Liabilities

The book values of the Company’s current liabilities, at a total amount of approximately $652,000, including balances for accounts payable and accrued expenses and liabilities held for discontinued operations. These book values were assumed reasonable for an orderly liquidation value.

Phazar did not carry any long-term liabilities in its balance sheet. Therefore, Phazar’ total liabilities equaled $652,000 as of the Valuation Date.

Net Assets

The aggregate value of the Company’s liabilities of $652,000 was subtracted from the aggregate value of its assets of approximately $3,346,000, as of the Valuation Date, to yield a value of $2,694,000 for the Company’s net assets, as represented by its shareholder equity. This analysis is presented in Schedule G.

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VI. CONCLUSION

RECONCILIATION OF VALUATION METHODS

The value indication using the income approach reflects the Company’s expected future operating performance, as well as economic and industry expectations. The indication of value using this approach is $2,559,000.

For the market approach, we believe that the selected guideline public companies represent a reasonable, albeit larger, set of public companies for comparative analysis with the Company and that they provide valuable market data for purposes of valuation analysis. We derived an indication of the value of equity of $3,130,000 using this method.

The merger and acquisition method, under the market approach, was calculated using historical transactions and projected Company financial data. The equity value implied using this method is $2,823,000.

The stock is publicly traded. As of the Valuation Date, the three-day average price was $1.22. According to the term sheet filed February 20, 2013, there were 2,324,537 shares outstanding. This implied an equity value of $2,836,000.

The term sheet filed on February 20, 2013 offered $1.25 per share. With the 2,324,537 shares outstanding, as stated in the term sheet, the implied equity value was $2,906,000.

For the cost approach, the value indication reflects the orderly liquidation value of the Company’s assets less its liabilities. The indication of value using this approach is $2,694,000.

Our conclusion of the indicated value of the Company’s equity, therefore, was based on a weighted average of all the approaches. Based on the forecasts and methodologies presented in this analysis, it is our opinion that the value of the Company’s equity can reasonably be stated as $2,759,000 or $1.19 per share, assuming 2,324,537 shares outstanding, on a controlling, marketable interest basis, as of the Valuation Date. This calculation is presented in Schedule H.

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VI. CONCLUSION

FAIR VALUE CONCLUSION

Based on the procedures outlined herein and the corresponding analysis, it is our opinion that the fair value of the Subject Interest, as of March 11, 2013, is reasonably stated as:

(Dollar figures in thousands, except for per share figures)
Summary
Valuation Method	Indicated Value	Shares Out (000s)	Per Share Indicated Value	Weight	Schedule Reference

Income Approach
Discounted Cash Flow Method	$2,559	2,325	$1.10	30%	Schedule B.7

Market Approach
Guideline Public Company Method	$3,130	2,325	$1.35	10%	Schedule C.2

Merger and Acquisition Method	$2,823	2,325	$1.21	10%	Schedule D

Stock Price	$2,836	2,325	$1.22	20%	Schedule E

Term Sheet Offer	$2,906	2,325	$1.25	10%	Schedule F

Cost Approach
Orderly Liquidation Value	$2,694	2,325	$1.16	20%	Schedule G

Equity Value - Control, Marketable	$2,759		$1.19	100%

Share Price - Control, Marketable			$1.19

This table is also presented in Schedule H. This report is subject to the attached Statement of Assumptions and Limiting Conditions and Appraisal Certification.

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VII. ASSUMPTIONS AND LIMITING CONDITIONS

This valuation by ValueScope, Inc. is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions and conditions contained in the engagement letter.

LIMITATION ON DISTRIBUTION AND USE

The report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever other than those stated herein, without our prior written consent. In addition, except as set forth in the report, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent; provided, however, that if ValueScope, Inc. fails to inform the Company whether ValueScope, Inc. will provide such consent within five (5) business days after receiving the Company's request thereof, then ValueScope, Inc.’s consent shall be deemed conclusively to have been provided without any further action by the Company or ValueScope, Inc.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this report, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

NATURE OF OPINION

Neither our opinion nor our report are to be construed as an opinion on an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts.

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis (i) assumes that, as of the Valuation Date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of the Company and its assets as of the Valuation Date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

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ASSUMPTIONS AND LIMITING CONDITIONS

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of management’s effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production or interrogatory response preparation, whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company) is requested, special arrangements for such services acceptable to ValueScope, Inc. must be made in advance. ValueScope, Inc. reserves the right to make adjustments to the analysis, opinion and conclusion set forth in the report as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources.

LIENS AND ENCUMBRANCES

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction.

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the report.

PROSPECTIVE FINANCIAL INFORMATION

Valuation reports may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

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ASSUMPTIONS AND LIMITING CONDITIONS

Any use of management’s projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

INDEMNIFICATION BY THE COMPANY

The following indemnifications apply only to the extent that any losses, claims, damages, judgments or liabilities are not caused by fraud, bad faith, gross negligence or willful malfeasance on the part of ValueScope.

The Company agrees to indemnify and hold harmless ValueScope, and its respective principals, affiliates, agents and employees (“Indemnified Party”) against any losses, claims, damages, judgments or liabilities arising out of or based upon any professional advisory services rendered pursuant to this agreement. Furthermore, the Company agrees to indemnify ValueScope and any Indemnified Party against any losses, claims, damages, judgments or liabilities incurred as a result of a third party initiating a lawsuit against any Indemnified Party based upon any consulting services rendered to the Company pursuant to this agreement. In consideration for this indemnification agreement, ValueScope will provide professional advisory services.

The Company agrees to reimburse ValueScope and any Indemnified Party for any necessary and reasonable expenses, attorneys’ fees or costs incurred in the enforcement of any part of the indemnity agreement 30 days after receiving written notice from ValueScope.

The obligations of ValueScope under this agreement are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person in ValueScope shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

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VIII. APPRAISAL CERTIFICATION

I certify that, to the best of my knowledge and belief:

1.	The statements of fact contained in this report are true and correct.

2.
The reported analyses, opinions and conclusions of value are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, independent, unbiased, objective professional analyses, opinions and conclusions.

3.
I have no present or prospective/contemplated financial or other interest in the business or property that is the subject of this report, and I have no personal financial or other interest or bias with respect to the property or the parties involved.

4.	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

5.
My compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

6.
The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that I believe to be reliable. I have not performed any corroborating procedures to substantiate that data.

7.
My analyses, opinions, conclusions (valuation engagement) and this summary report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1.

8.	The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

9.	I have no obligation to update the report or the opinion of value for information that comes to my attention after the date of the report.

10.
This report and analysis were prepared under the direction of Gregory E. Scheig, CPA/ABV/CFF, CFA. Mr. Scheig is a Certified Public Accountant licensed in the State of Texas, is accredited in business valuation by the American Institute of Certified Public Accountants, and is a CFA (Chartered Financial Analyst) charter holder.

By:      ValueScope, Inc.

Gregory E. Scheig, CPA/ABV/CFF, CFA
Principal

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SCHEDULES

Phazar Corp. Summary Valuation Summary and Conclusion Valuation Date: March 11, 2013 Synthesis of Equity Value (Dollar figures in thousands, except for per share figures) Indicated Value Shares Out (000s) Weight Schedule Reference Income Approach Discounted Cash Flow Method $2,559 2,325 $1.10 30% Schedule B.7 Market Approach Guideline Public Company Method $3,130 2,325 $1.35 10% Schedule C.2 Merger and Acquisition Method $2,823 2,325 $1.21 10% Schedule D Stock Price $2,836 2,325 $1.22 20% Schedule E Term Sheet Offer $2,906 2,325 $1.25 10% Schedule F Cost Approach Orderly Liquidation Value $2,694 2,325 $1.16 20% Schedule G Equity Value - Control, Marketable $2,759 $1.19 100% Share Price - Control, Marketable $1.19 Summary Valuation Method Per Share Indicated Value

Phazar Corp. Schedule A.1 Financial Statement Analysis Valuation Date: March 11, 2013 Historical Income Statements (Dollar figures in thousands) Actual % Actual % Actual % TTM % Revenue $6,998 100.0% $8,400 100.0% $6,614 100.0% $5,761 100.0% Cost of sales 4,020 57.4% 4,714 56.1% 3,675 55.6% 3,874 67.2% Gross Profit 2,978 42.6% 3,686 43.9% 2,939 44.4% 1,887 32.8% Selling, general & administrative (SG&A) expenses 3,339 47.7% 2,615 31.1% 3,857 58.3% 5,171 89.8% Earnings before interest, taxes, depreciation & amortization (EBITDA) (361) -5.2% 1,071 12.8% (918) -13.9% (3,283) -57.0% Depreciation expense 142 2.0% 132 1.6% 131 2.0% 131 2.3% Amortization expense - 0.0% - 0.0% - 0.0% - 0.0% Earnings before interest & taxes (EBIT) (503) -7.2% 939 11.2% (1,049) -15.9% (3,415) -59.3% Other income (expense) 28 0.4% 22 0.3% 21 0.3% 55 1.0% Interest income (expense) 11 0.2% 57 0.7% 117 1.8% 101 1.7% Other income, net 39 0.6% 78 0.9% 138 2.1% 156 2.7% Pretax Income (EBT) (464) -6.6% 1,018 12.1% (911) -13.8% (3,259) -56.6% Provision (benefit) for income taxes (158) -2.3% 350 4.2% (50) -0.8% 517 9.0% (1) Net Income ($307) -4.4% $667 7.9% ($860) -13.0% ($3,776) -65.5% Growth Rates Revenue NA 20.0% -21.3% -12.9% Gross Profit NA 23.8% -20.3% -35.8% EBITDA NA -396.6% -185.7% 257.6% EBIT NA -286.6% -211.7% 225.6% Net Income NA -317.6% -228.9% 339.0% Notes: (1) This is net income before discontinued operations. For the Year Ended: 31-Dec-12 31-May-10 30-Jun-11 30-Jun-12

Phazar Corp. Schedule A.2 Financial Statement Analysis Valuation Date: March 11, 2013 Historical Balance Sheets (Dollar figures in thousands) Actual % Actual % Actual % Actual % Current Assets Cash & cash equivalents $2,031 23.6% $1,169 15.5% $529 7.7% $269 7.1% Accounts receivable, net 749 8.7% 786 10.4% 880 12.8% 408 10.8% Inventory 3,013 35.0% 2,732 36.3% 2,376 34.5% 2,093 55.5% Prepaid expenses and other current assets 412 4.8% 362 4.8% 1,602 23.2% 80 2.1% Assets held for discontinued operations 468 5.4% - 0.0% - 0.0% - 0.0% Total Current Assets 6,672 77.5% 5,050 67.0% 5,387 78.1% 2,850 75.6% Fixed assets, net 1,170 13.6% 1,043 13.8% 997 14.5% 921 24.4% Deferred tax asset 338 3.9% 477 6.3% 513 7.4% - 0.0% Other assets 432 5.0% 964 12.8% - 0.0% - 0.0% Total Assets $8,612 100.0% $7,534 100.0% $6,898 100.0% $3,771 100.0% Current Liabilities Accounts payable $477 5.5% $217 2.9% $275 4.0% $253 6.7% Accrued expenses 539 6.3% 285 3.8% 301 4.4% 284 7.5% Other current liabilities 208 2.4% 2 0.0% 20 0.3% - 0.0% Liabilities held for discontinued operations 360 4.2% 178 2.4% 115 1.7% 115 3.0% Total Current Liabilities 1,584 18.4% 682 9.1% 709 10.3% 652 17.3% Other long-term liabilities - 0.0% - 0.0% - 0.0% - 0.0% Total Liabilities 1,584 18.4% 682 9.1% 709 10.3% 652 17.3% Total Shareholders' Equity 7,029 81.6% 6,852 90.9% 6,189 89.7% $3,118 82.7% Total Liabilities & Partners' Capital $8,612 100.0% $7,534 100.0% $6,898 100.0% $3,771 100.0% As of: 31-May-10 30-Jun-11 30-Jun-12 31-Jan-13

Phazar Corp. Schedule A.3 Financial Statement Analysis Valuation Date: March 11, 2013 Select Financial and Operating Ratios (Dollar figures in thousands) DuPont Analysis Asset turnover 81.3% 111.5% 95.9% 152.8% Operating margin -7.2% 11.2% -15.9% -59.3% Interest burden 92.2% 108.3% 86.8% 95.4% Tax retention rate x 66.1% x 65.6% x 94.5% x 115.8% Return on assets -3.6% 8.9% -12.5% -100.1% Financial leverage x 1.23 x 1.10 x 1.11 x 1.21 Return on book value of equity -4.4% 9.7% -13.9% -121.1% Working capital, excluding short-term debt $4,981 $4,546 $4,792 $2,312 % revenue 71.2% 54.1% 72.5% 40.1% 59.5% Current ratio 4.2x 7.4x 7.6x 4.4x 5.9x Quick Ratio 1.8x 2.9x 2.0x 1.0x 1.9x Basis Days cash & equivalents COS* + SG&A 101 58 26 11 49 (2) Prepaid expenses SG&A expenses 12.3% 13.9% 3.2% 1.5% 7.7% Days A/R Revenue 39 34 49 26 37 Days inventory Cost of sales 274 212 236 197 230 Days A/P Cost of sales 43 17 27 24 28 Days accrued expenses SG&A expenses 59 40 28 20 37 For the Year Ended: (1) 31-May-10 30-Jun-11 30-Jun-12 31-Jan-13 Short-term Liquidity Average

Phazar Corp. Schedule A.3 Financial Statement Analysis Valuation Date: March 11, 2013 Select Financial and Operating Ratios (Dollar figures in thousands) For the Year Ended: (1) 31-May-10 30-Jun-11 30-Jun-12 31-Jan-13 Net fixed assets $1,170 $1,043 $997 $921 % revenue 16.7% 12.4% 15.1% 16.0% 15.1% Fixed asset utilization 6.0x 8.0x 6.6x 6.3x 6.7x Depreciation expense $142 $132 $131 $131 % Fixed assets 12.2% 12.6% 13.1% 14.3% 13.0% Remaining average life of fixed assets (years) 8.2 7.9 7.6 7.0 7.7 Gross margin 42.6% 43.9% 44.4% 32.8% 40.9% EBITDA margin -5.2% 12.8% -13.9% -57.0% -15.8% EBIT margin -7.2% 11.2% -15.9% -59.3% -17.8% Net income margin -4.4% 7.9% -13.0% -65.5% -18.7% Effective tax rate 33.9% 34.4% 5.5% -15.8% 14.5% *Cost of sales Notes: (1) Uses the most up-to-date balance, 1/31/2013, with the previous calendar year's income statement. (2) Prepaid expenses as of 6/30/2012 excluded the current portion of note receivable for this calculation. Profit Margins Average Fixed Asset Analysis Average

Phazar Corp. Schedule B.1 Discounted Cash Flow Method Valuation Date: March 11, 2013 Summary of Projection Inputs (Dollar figures in thousands) 1 2 3 4 5 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Income Statement Inputs Inflation estimate 2.5% 2.5% 2.5% 2.5% 2.5% 2.5% Real revenue growth rate 32.1% 2.4% 2.0% 1.5% 1.0% 0.5% Revenue growth rate 35.4% 5.0% 4.5% 4.0% 3.5% 3.0% Cost of sales (COS) Fixed $0 $0 $0 $0 $0 $0 (% of revenue) 63.0% 62.0% 61.0% 60.0% 60.0% 60.0% SG&A expenses Fixed $0 $0 $0 $0 $0 $0 (% of revenue) 33.5% 33.5% 33.5% 33.5% 33.5% 33.5% Income tax rate 35.0% 35.0% 35.0% 35.0% 35.0% 35.0% Balance Sheet Inputs Basis Days cash & equivalents COS + SG&A 15 15 15 14 14 14 Days A/R Revenue 20 20 20 19 19 19 Days inventory Cost of sales 155 151 147 143 139 135 Prepaid expenses SG&A expenses 3.2% 3.2% 3.2% 3.2% 3.2% 3.2% Days A/P Cost of sales 50 50 50 50 50 50 Days accrued expenses SG&A expenses 50 50 50 50 50 50 Other current liabilities Revenue 0.0% 0.0% 0.0% 0.0% 0.0% 0.0%

Phazar Corp. Schedule B.2 Discounted Cash Flow Method Valuation Date: March 11, 2013 Projected Income Statements (Dollar figures in thousands) TTM 1 2 3 4 5 31-Dec-12 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Revenue $5,761 $7,799 $8,189 $8,557 $8,900 $9,211 $9,488 Annual Growth Rate 35.4% 5.0% 4.5% 4.0% 3.5% 3.0% Cost of sales 3,874 4,914 5,077 5,220 5,340 5,527 5,693 Gross Profit 1,887 2,885 3,112 3,337 3,560 3,684 3,795 SG&A expenses 5,171 2,611 2,741 2,865 2,979 3,083 3,176 Earnings before interest, taxes, depreciation & amortization (EBITDA) (3,283) 275 371 473 581 601 619 Depreciation expense 131 124 135 148 164 183 209 Amortization expense - - - - - - - Earnings before interest & taxes (EBIT) (3,415) 151 236 325 417 418 410 Other income, net 156 - - - - - - Pretax income (EBT) (3,259) 151 236 325 417 418 410 Total taxes 517 15 35 66 98 99 96 Net Income ($3,776) $136 $201 $259 $319 $320 $314 Profit Margins Gross margin 32.8% 37.0% 38.0% 39.0% 40.0% 40.0% 40.0% EBITDA margin -57.0% 3.5% 4.5% 5.5% 6.5% 6.5% 6.5% EBIT margin -59.3% 1.9% 2.9% 3.8% 4.7% 4.5% 4.3% Net income margin -65.5% 1.7% 2.5% 3.0% 3.6% 3.5% 3.3% Effective tax rate -15.8% 9.7% 14.8% 20.3% 23.6% 23.6% 23.4%

Phazar Corp. Schedule B.3 Discounted Cash Flow Method Valuation Date: March 11, 2013 Projected Balance Sheets (Dollar figures in thousands) 1 2 3 4 5 31-Jan-13 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Current Assets Cash & cash equivalents $269 $309 $317 $323 $328 $335 $340 Accounts receivable, net 408 427 444 460 473 485 494 Inventory 2,093 2,087 2,100 2,102 2,092 2,105 2,105 Prepaid expenses & other current assets 80 84 88 92 95 99 102 Total Current Assets 2,850 2,907 2,949 2,977 2,989 3,023 3,041 Fixed assets, net 921 867 819 778 742 709 709 Total Assets $3,771 $3,773 $3,768 $3,755 $3,730 $3,731 3,750 Current Liabilities Accounts payable $253 $673 $695 $715 $731 $757 $780 Accrued expenses 284 358 376 392 408 422 435 Liabilities held for discontinued operations 115 115 115 115 115 115 115 Total Current Liabilities 652 1,145 1,186 1,222 1,254 1,294 1,329 Deferred tax liability / (asset) - 15 18 14 3 (15) (39) Total Liabilities 652 1,160 1,203 1,236 1,258 1,279 1,291 Total Capital Beginning capital $6,894 3,118 2,613 2,565 2,519 2,473 2,452 Current period earnings (loss) (3,776) 136 201 259 319 320 314 Net cash flow NA 641 250 305 364 340 308 Ending Capital 3,118 2,613 2,565 2,519 2,473 2,452 2,459 Total Liabilities & Capital $3,771 $3,773 $3,768 $3,755 $3,730 $3,731 $3,750 Working capital (CA - CL) $2,198 $1,761 $1,764 $1,755 $1,734 $1,729 $1,712 WC balance as % revenue 38.1% 22.6% 21.5% 20.5% 19.5% 18.8% 18.0% Additions (subtractions) thereto (436) 2 (9) (20) (6) (17)

Phazar Corp. Schedule B.4 Discounted Cash Flow Method Valuation Date: March 11, 2013 Projected Capital Expenditures (Dollar figures in thousands) 1 2 3 4 5 6 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Fixed asset utilization rate 9.0x 10.0x 11.0x 12.0x 13.0x 13.4x Required assets $867 $819 $778 $742 $709 $709 Beginning assets 921 867 819 778 742 709 Depreciation 124 135 148 164 183 209 Required capital expenditures $69 $87 $107 $128 $150 $209 As % revenue 0.9% 1.1% 1.3% 1.4% 1.6% 2.2% Economic / Book Depreciation Schedule: Existing assets, net $921 Depreciation life - existing assets 8 $115 $115 $115 $115 $115 $115 Depreciation life - capital expenditures 8 Capital expenditures - 2013 $69 9 9 9 9 9 9 Capital expenditures - 2014 87 11 11 11 11 11 Capital expenditures - 2015 107 13 13 13 13 Capital expenditures - 2016 128 16 16 16 Capital expenditures - 2017 150 19 19 Capital expenditures - Residual 209 26 Total $1,671 $124 $135 $148 $164 $183 $209 Tax Depreciation Schedule: Existing assets, net $921 Depreciation life - existing assets 8 $205 $179 $153 $128 $102 $77 Depreciation life - capital expenditures 8 Capital expenditures - 2013 $69 15 14 12 10 8 6 Capital expenditures - 2014 87 19 17 15 12 10 Capital expenditures - 2015 107 24 21 18 15 Capital expenditures - 2016 128 28 25 21 Capital expenditures - 2017 150 33 29 Capital expenditures - Residual 209 46 Total $1,671 $220 $212 $206 $201 $198 $204

Phazar Corp. Schedule B.5 Discounted Cash Flow Method Valuation Date: March 11, 2013 Projected Tax Expenses (Dollar figures in thousands) 1 2 3 4 5 #REF! 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Deferred Taxes Depreciable/ Estimated Amortizable Life Economic / Book Basis Fixed assets Y See B.4 $124 $135 $148 $164 $183 $209 Intangible assets Y 10 - - - - - - Goodwill N NA NA NA NA NA NA NA Total Economic / Book Basis $124 $135 $148 $164 $183 $209 Income Tax Basis Fixed assets Y See B.4 $220 $212 $206 $201 $198 $209 Intangible assets Y 15 - - - - - NA Goodwill Y 15 - - - - - NA Total Tax Basis $220 $212 $206 $201 $198 $209 Increase / (Decrease) in deferred tax liability @ 35.0% $34 $27 $20 $13 $5 $0 (Increase) / Decrease in deferred tax assets @ 35.0% (19) (24) (24) (24) (24) (24) Deferred tax expense $15 $3 ($4) ($11) ($18) ($24) Total deferred tax liability (asset), net $0 $15 $18 $14 $3 ($15) ($39) Income Taxes and Net Operating Losses Pretax income $151 $236 $325 $417 $418 $410 Tax depreciation adjustment 96 77 58 37 15 - Earnings before taxes and NOL utilization 55 159 267 380 403 410 Net operating loss utilization (55) (68) (68) (68) (68) (68) Earnings before taxes - 91 199 311 335 342 Income taxes @ 35.0% - 32 70 109 117 120 Beginning net operating losses $754 $700 $632 $564 $496 $428 Additions to / (utilization of) net operating losses (55) (68) (68) (68) (68) (68) Ending net operating losses $700 $632 $564 $496 $428 $360 Annual Depreciation & Amortization Expense

Phazar Corp. Schedule B.6 Discounted Cash Flow Method Valuation Date: March 11, 2013 Weighted Average Cost of Capital (Dollar figures in thousands, except for per share figures) Total Debt Ticker Observed Shares Share Market Preferred Debt / Debt / Effective Unlevered Company Name Symbol Beta Out Price Cap & Min Int. Equity Total Cap Tax Rate Beta Anaren, Inc. ANEN 0.48 13,208 $19.91 $262,971 $8,000 3.0% 3.0% 25.9% 0.47 Aviat Networks, Inc. AVNW 1.36 61,265 $3.63 $222,393 $10,800 4.9% 4.6% 317.1% 1.52 Comtech Telecommunications Corp. CMTL 0.31 16,821 $25.77 $433,477 $200,000 46.1% 31.6% 34.8% 0.24 Conolog Corp. CNLG 0.63 21,670 $0.04 $867 $364 42.0% 29.6% 0.0% 0.45 Microwave Filter Co. Inc. MFCO 0.54 2,585 $0.75 $1,939 $0 0.0% 0.0% 0.7% 0.54 PCTEL, Inc. PCTI 1.23 17,568 $6.88 $120,870 $33 0.0% 0.0% 35.0% 1.23 Powerwave Technologies Inc. PWAV.Q 2.15 31,771 $0.04 $1,271 $290,405 NMF 99.6% 67.6% RELM Wireless Corp. RWC 1.82 13,545 $1.85 $25,058 $18 0.1% 0.1% 31.5% 1.82 TESSCO Technologies Inc. TESS 1.10 8,061 $22.39 $180,486 $2,770 1.5% 1.5% 37.7% 1.09 Ubiquiti Networks, Inc. UBNT 3.68 86,963 $13.39 $1,164,435 $78,610 6.8% 6.3% 53.4% 3.57 High 46.1% 99.6% 317.1% 3.57 Mean 11.6% 17.6% 60.4% 1.21 Median 3.0% 3.8% 34.9% 1.09 CV 1.60 1.77 1.53 0.85 (1) Effective tax rate 35.0% Relevered beta 1.11 (2) Risk-free rate [Rf] 2.8% (3) Market Risk Premium [MRP] 6.6% (4) Unlevered beta 1.09 (5) Target debt/equity 3.0% CAPM Cost of Equity (k e ) 19.3% (6) Pretax cost of debt 4.9% (7) Small Stock Risk Premium [SSRP] 6.1% After-tax cost of debt 3.2% (8) Unsystematic Risk Premium [USRP] 3.0% Debt/capital ratio 3.0% Weighted Average Cost of Capital (rounded) 19.0% Notes: (1) Reflects a C Corporation status for valuation purposes (2) 20-Year United States Treasury rate as of March 7, 2013 (3) Ibbotson Associates/Morningstar, from 1926 - present (4) Unlevered and relevered using Hamada method (5) Median debt-to-equity of the guideline companies (6) Yield on Moody's Baa-rated corporate bonds as of March 7, 2013 (7) Small stock risk premium (Source: Morningstar, SBBI 2011 Valuation Yearbook) (8) Unsystematic, company-specific risk premium Ke = Rf + (Levered Beta x MRP) + SSRP + USRP Capital Asset Pricing Model (CAPM) Inputs Capital Asset Pricing Model (CAPM) Calculations

Phazar Corp.
Discounted Cash Flow Method

Schedule B.7
Valuation Date: March 11, 2013

Synthesis of Net Cash Flow

(Dollar figures in thousands)

PV net cash flow	$1,252
PV residual value	1,306
Non-operating assets	-
PV remaining tax	-
Enterprise Value	**$2,559**
Plus: marketable securities	-
Less: total debt	-
Less: minority interest	-
Value of Equity	**$2,559**

Residual Value

Method 1 - Residual CF	
Residual net cash flow :	$308
Residual multiple :	6.3
Residual value :	$1,923
Method 2 - EBITDA Multiple	
2017 EBITDA :	$601
EBITDA multiple :	6.0
Residual value :	$3,607
Average of Methods	$2,765

Phazar Corp. Schedule B.7 Discounted Cash Flow Method Valuation Date: March 11, 2013 Synthesis of Net Cash Flow (Dollar figures in thousands) 1 2 3 4 5 6 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Dec-17 Residual Sources of Cash Flow: Net income $136 $201 $259 $319 $320 $314 Depreciation & amortization 124 135 148 164 183 209 Increase in deferred taxes 15 3 (4) (11) (18) (24) Total Sources of Cash Flow 275 339 403 472 484 499 Uses of Cash Flow: Additions to working capital ($436) $2 ($9) ($20) ($6) ($17) Capital expenditures 69 87 107 128 150 209 Net cash flow 641 250 305 364 340 308 Total Uses of Cash Flow 275 339 403 472 484 499 Net Cash Flow $641 $250 $305 $364 $340 $308 0.41 1.31 2.31 3.31 4.31 19.0% 0.9320 0.7962 0.6691 0.5623 0.4725 0.3841 Partial Period Factor (03/11/2013 - 12/31/2013) 0.81 PV Net Cash Flow $484 $199 $204 $205 $161 PV net cash flow $1,252 Residual Value PV residual value 1,306 Non-operating assets - Method 1 - Residual CF PV remaining tax - Residual net cash flow : $308 Residual multiple : 6.3 Enterprise Value $2,559 Residual value : $1,923 Plus: marketable securities - Method 2 - EBITDA Multiple Less: total debt - 2017 EBITDA : $601 Less: minority interest - EBITDA multiple : 6.0 Residual value : $3,607 Value of Equity $2,559 Average of Methods $2,765 Present Value (PV) Factor @ WACC = Period (Mid - Period)

Phazar Corp. Schedule C.1 Guideline Public Company Method Valuation Date: March 11, 2013 Determination of Relevant Multiples (Dollar figures in thousands, except for per share figures) Valuation Date 3/11/2013 Ticker: ANEN AVNW CMTL CNLG MFCO PCTI PWAV.Q RWC TESS UBNT Company: Anaren, Inc. Aviat Networks, Inc. Comtech Telecommunica tions Corp. Conolog Corp. Microwave Filter Co. Inc. PCTEL, Inc. Powerwave Technologies Inc. RELM Wireless Corp. TESSCO Technologies Inc. Ubiquiti Networks, Inc. LTM Operating Performance Mean Median Revenue (S) $149,953 $471,600 $378,098 $1,022 $3,913 $83,014 $187,869 $27,576 $788,903 $322,969 Earnings before interest, taxes, depreciation & amortization (EBITDA) $23,933 $13,200 $62,583 ($1,845) ($138) $4,862 ($129,250) $4,248 $33,503 $103,638 % margin 16.0% 2.8% 16.6% -180.5% -3.5% 5.9% -68.8% 15.4% 4.2% 32.1% -16.0% 5.1% Earnings before interest & taxes (EBIT) $14,402 $6,400 $46,750 ($1,874) ($299) ($884) ($144,568) $2,893 $30,180 $102,510 % margin 9.6% 1.4% 12.4% -183.4% -7.7% -1.1% -77.0% 10.5% 3.8% 31.7% -20.0% 2.6% Net income to common shareholders $11,277 ($12,000) $23,794 ($1,666) ($252) $360 ($195,681) $2,065 $18,423 $87,387 % margin 7.5% -2.5% 6.3% -163.0% -6.4% 0.4% -104.2% 7.5% 2.3% 27.1% -22.5% 1.4% Calculation of Equity and Capital Value Share price as of 3/11/2013 $19.91 $3.63 $25.77 $0.04 $0.75 $6.88 $0.04 $1.85 $22.39 $13.39 Shares out (000s) 13,208 61,265 16,821 21,670 2,585 17,568 31,771 13,545 8,061 86,963 Market capitalization 262,971 222,393 433,477 867 1,939 120,870 1,271 25,058 180,486 1,164,435 Less: cash & equivalents 35,123 94,800 352,927 17 861 47,766 16,318 6,581 2,595 148,301 Equity value (P) 227,848 127,593 80,550 850 1,078 73,104 (15,047) 18,477 177,891 1,016,134 Minority interest 0 0 0 0 0 0 0 0 0 0 Preferred stock 0 0 0 78 0 0 0 0 0 0 Total debt 8,000 10,800 200,000 286 0 33 290,405 18 2,770 78,610 Enterprise value (EV) 235,848 138,393 280,550 1,214 1,078 73,137 275,358 18,495 180,661 1,094,744 Book value of equity (BVE) 175,852 154,200 418,677 (2,040) 1,997 116,030 (182,598) 30,184 100,568 93,604 Tangible book value of equity (TBVE) 126,221 152,900 245,654 (2,040) 1,997 94,420 (182,598) 27,977 88,884 92,615 Book value of capital (BVC) 183,852 165,000 618,677 (1,676) 1,997 116,063 107,807 30,202 103,339 172,214 Tangible book value of capital (TBVC) 134,221 163,700 445,654 (1,676) 1,997 94,453 107,807 27,995 91,654 171,225 Intangible value 101,627 (25,307) (165,104) 2,890 (918) (21,316) 167,551 (9,500) 89,007 923,519 Intangible value % Enterprise value 43.1% -18.3% -58.9% 238.1% -85.2% -29.1% 60.8% -51.4% 49.3% 84.4% Operating Multiples Mean Median EV/S 1.6 0.3 0.7 1.2 0.3 0.9 1.5 0.7 0.2 3.4 1.1 0.8 EV/EBITDA 9.9 10.5 4.5 NMF NMF 15.0 NMF 4.4 5.4 10.6 8.6 9.9 EV/EBIT 16.4 21.6 6.0 NMF NMF NMF NMF 6.4 6.0 10.7 11.2 8.5

Phazar Corp. Schedule C.2 Guideline Public Company Method Valuation Date: March 11, 2013 Summary and Application of Multiples (Dollar figures in thousands) Observed Multiples ANEN AVNW CMTL CNLG MFCO PCTI PWAV.Q RWC TESS UBNT EV/S 1.6 0.3 0.7 1.2 0.3 0.9 1.5 0.7 0.2 3.4 EV/EBITDA 9.9 10.5 4.5 NMF NMF 15.0 NMF 4.4 5.4 10.6 EV/EBIT 16.4 21.6 6.0 NMF NMF NMF NMF 6.4 6.0 10.7 Summary Statistics Low 25th Percentile Mean Median 75th Percentile High CV EV/S 0.2 0.4 1.1 0.8 1.4 3.4 0.9 EV/EBITDA 4.4 4.9 8.6 9.9 10.5 15.0 0.5 EV/EBIT 6.0 6.1 11.2 8.5 15.0 21.6 0.6 Select Income Statement Items Base Period Multiples Mean Median 25th Percentile Mean Median 25th Percentile Revenue (S) $5,761 EV/S 1.1 0.8 0.4 EV/S $6,169 $4,675 $2,234 Earnings before interest, taxes, EV/EBITDA 8.6 9.9 4.9 EV/EBITDA NM NM NM depreciation & amortization (EBITDA) ($3,283) EV/EBIT 11.2 8.5 6.1 EV/EBIT NM NM NM Earnings before interest & taxes (EBIT) ($3,415) Enterprise Value $2,234 Net income ($3,776) Discount Factor Adjustment 1.0000 Select Balance Sheet Items Base Period Indicated Enterprise Value $2,234 Cash and equivalents $269 Plus: Cash $269 Minority interest $0 Less: Total Debt $0 Preferred stock $0 Total debt $0 Implied Equity Value - Minority, Marketable $2,503 Tangible book value of equity (BVE) $3,118 Control Premium 25.1% Tangible book value of capital (BVC) $3,118 Concluded Equity Value - Control $3,130 Implied Values

Phazar Corp. Schedule D Merger & Acquisition Method Valuation Date: March 11, 2013 Transaction Approach (Dollar figures in thousands) Industry Transactions - See Criteria Below Transaction Multiples Date Target Target Revenue ($mm) Transaction Size ($mm) Percent Sought Change of Control Acquirer EV/S EV/EBITDA 10/31/12 Pro Brand International, Inc. 169.7 29.4 100.0% Yes Sandmartin International Holdings Limited 0.17 - 08/09/12 Sabre Industries, Inc. 369.0 295.0 100.0% Yes Kohlberg & Company, L.L.C.; Kohlberg Investors V 0.80 - 05/15/12 ANTONE Wireless Corporation 2.0 6.0 100.0% Yes Westell Technologies, Inc. 3.00 - 11/29/11 Commercial Microwave Technology, I 8.0 8.2 100.0% Yes API Technologies Corp. 1.03 3.28 06/12/11 EMS Technologies, Inc. 357.4 565.5 100.0% Yes Honeywell International Inc. 1.38 12.71 02/04/11 Endwave Corporation 16.7 24.9 100.0% Yes GigOptix, Inc. 0.08 - 11/24/10 CPI International, Inc. (nka:CPI Interna 360.4 569.6 100.0% Yes Veritas Capital; Veritas Capital Fund IV, L.P. 1.46 9.00 05/15/10 EF Johnson Technologies, Inc. 99.6 55.6 100.0% Yes Francisco Partners Management LLC; Francisco Pa 0.42 - 05/03/10 Trimax Wireless, Inc. 1.2 10.0 100.0% Yes Infrax Systems, Inc. 8.30 - 04/16/09 M/A-COM Private Radio Systems, Inc 463.0 664.3 100.0% Yes RF Communications, Inc. 1.43 7.72 08/14/08 PCTEL Antenna Products Group, Inc. 1.4 0.7 100.0% Yes Sigma Wireless Technology Limited 0.46 - Number of Data Points 11 4 Mean 168.0 202.6 100.0% High 8.30 12.71 Median 99.6 29.4 100.0% 75th Percentile 1.45 9.93 Mean 1.69 8.18 Median 1.03 8.36 25th Percentile 0.44 6.61 Low 0.08 3.28 Selection Criteria EV/S EV/EBITDA Mean 1.69 8.18 Industry Classification (Target): Median 1.03 8.36 - Communications Equipment 25th Percentile 0.44 6.61 - Antennas Geographic Region: United States Base Period $5,761 ($3,283) Status: Announced or Closed or Effective Percent Sought: Greater than 50% Implied Enterprise Value - Mean $9,713 ($26,854) Transaction Date: 1/1/2008 to 3/8/2013 Implied Enterprise Value - Median $5,905 ($27,449) Implied Enterprise Value - 25th Percentile $2,554 NA Indicated Enterprise Value $2,554 Source: Capital IQ Plus: Cash and equivalents $269 Less: Total debt $0 Implied Equity Value $2,823 Concluded Equity Value - Control $2,823

Phazar Corp. Schedule E Stock Price Valuation Date: March 11, 2013 Historical Transactions (Dollar figures in thousands, except for per share figures) Date Open High Low Close Volume 11-Mar-13 $1.21 $1.33 $1.15 $1.20 3,000 8-Mar-13 $1.39 $1.39 $1.19 $1.19 7,400 7-Mar-13 $1.26 $1.27 $1.26 $1.27 900 Three-Day Average : $1.22 Shares Out (000s) : 2,325 Market capitalization : $2,836 Summary

Phazar Corp. Schedule F Term Sheet Valuation Date: March 11, 2013 Summary of Term Sheet (Dollar figures in thousands, except for per share figures) Date of Offer Offer from Term Sheet Shares Out (000s) Value of Company 16-Feb-13 $1.25 2,325 $2,906 Summary

Phazar Corp. Schedule G Orderly Liquidation Value Valuation Date: March 11, 2013 Orderly Liquidation Value Estimate (Dollar figures in thousands, except for per share figures) Adjustment Factor Notes TTM % % Current Assets Cash & cash equivalents $269 7.1% 100% $269 8.0% Liquidation would occur when cash depleted Accounts receivable, net 408 10.8% 80% $326 9.8% Less 20% factoring charge Raw Materials 690 18.3% 50% $345 10.3% Estimate for resale Finished Goods 498 13.2% 20% $100 3.0% Scrap Estimate WIP 905 24.0% 20% $181 5.4% Scrap Estimate Inventory 2,093 55.5% 626 18.7% FIT Receivable 29 0.8% 100% $29 0.9% No adjustment Other 50 1.3% 100% $50 1.5% No adjustment Total Current Assets 2,850 75.6% 1,300 38.9% Land, Buildings and Improvements 566 15.0% 304% $1,720 51.4% Per Asset Valuation Source Estimate Machinery and Equipment 292 7.7% 100% $292 8.7% No adjustment Autos and Trucks 33 0.9% 100% $33 1.0% No adjustment Office Furniture & Fixtures 29 0.8% 0% $0 0.0% Zero value Fixed assets, net 921 24.4% 2,045 61.1% Total Assets $3,771 100.0% $3,346 100.0% Current Liabilities Accounts payable 253 6.7% 100% $253 7.6% No adjustment Accrued expenses 284 7.5% 100% $284 8.5% No adjustment Liabilities held for discontinued operations 115 3.0% 100% $115 3.4% No adjustment Total Current Liabilities 652 17.3% 652 19.5% Total Liabilities 652 17.3% 652 19.5% Shareholder's Equity 3,118 82.7% 2,694 80.5% Total Liabilities & Equity $3,771 100.0% $3,346 100.0% Shares Out (000s) 2,325 Indicated Orderly Liquidation Value per Share $1.16 Book Value OLV As of: As of 31-Jan-13 10-Mar-13

Phazar Corp. Schedule H Valuation Summary and Conclusion Valuation Date: March 11, 2013 Synthesis of Equity Value (Dollar figures in thousands, except for per share figures) Indicated Value Shares Out (000s) Weight Schedule Reference Income Approach Discounted Cash Flow Method $2,559 2,325 $1.10 30% Schedule B.7 Market Approach Guideline Public Company Method $3,130 2,325 $1.35 10% Schedule C.2 Merger and Acquisition Method $2,823 2,325 $1.21 10% Schedule D Stock Price $2,836 2,325 $1.22 20% Schedule E Term Sheet Offer $2,906 2,325 $1.25 10% Schedule F Cost Approach Orderly Liquidation Value $2,694 2,325 $1.16 20% Schedule G Equity Value - Control, Marketable $2,759 $1.19 100% Share Price - Control, Marketable $1.19 Valuation Method Summary Per Share Indicated Value

APPENDIX A
GUIDELINE COMPANY DESCRIPTIONS22

Anaren, Inc. (Ticker: ANEN) engages in the design, development, and manufacture of components, assemblies, and subsystems primarily for the wireless communications, satellite communications, and space and defense electronics markets worldwide. The company’s products receive, process, and transmit microwave and radio frequency signals. It provides Xinger line of products that consist of off-the-shelf surface mount microwave components for use in equipment for cellular base stations, wireless local area network, Bluetooth, and satellite television; resistive products, such as resistors, power terminations, and attenuators for use in high power wireless, industrial, and medical applications; and Anaren Integrated Radio modules. The company also offers microwave-based hardware consisting of radar countermeasure subsystems, beamformers, switch matrices, radar feed networks, analog hybrid modules, and mixed signal printed circuit boards for use in radar systems, jamming systems, smart munitions, electronic surveillance systems, and satellite and ground based communication systems. The company markets its products to original equipment manufacturers and other industry participants. Anaren, Inc. was founded in 1967 and is headquartered in East Syracuse, New York.

Aviat Networks, Inc. (Ticker: AVNW) engages in the design, manufacture, and sale of a range of wireless networking products, solutions, and services in North America and Internationally. It offers point-to-point digital microwave transmission systems for first/last mile access, middle mile/backhaul, and long distance trunking applications. The company’s products include network management software solutions to enable operators to deploy, monitor, and manage its systems, as well as third party equipment, such as antennas, routers, and multiplexers to build and deploy a wireless transmission network and a suite of turnkey support services. It also provides broadband wireless access base stations and customer premises equipment for fixed and mobile; point-to-point digital microwave radio systems for access, backhaul, trunking, and license-exempt applications; and supporting network deployments, network expansion, and capacity upgrades. In addition, the company offers various professional services, such as network planning and design, site surveys and builds, systems integration, installation, maintenance, network monitoring, training, and customer services. It serves wireless/mobile service providers, original equipment manufacturers, distributors, and system integrators; and private network users, such as public safety agencies and government institutions; and utility, pipeline, railroad, and other industrial enterprises that operate broadband wireless networks. The company was formerly known as Harris Stratex Networks, Inc. and changed its name to Aviat Networks, Inc. in January 2010. Aviat Networks, Inc. is headquartered in Santa Clara, California.

___________________________
 Information in this section is obtained from Capital IQ.

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS

Comtech Telecommunications Corp. (Ticker: CMTL) designs, develops, produces, and markets products, systems, and services for communications solutions in the United States and internationally. The company’s Telecommunications Transmission segment offers satellite earth station equipment and systems, including satellite earth station modems, block up converters, power amplifiers, frequency converters, transceivers, access devices, voice gateways, Internet protocol (IP) encapsulators, and media routers; over-the-horizon microwave equipment and systems; and modular tactical transmission systems, as well as markets data compression integrated circuits. Its equipment and systems are used in the backhaul of wireless and cellular traffic, broadcasting, IP-based communications traffic, long distance telephony, and defense applications. Comtech Telecommunications Corp.’s RF Microwave Amplifiers segment provides satellite earth station traveling wave tube amplifiers, and solid-state and broadband amplifiers for broadcast and broadband satellite communications; defense applications, such as telecommunications systems and electronic warfare systems; and commercial applications, such as oncology treatment systems, as well as to amplify signals carrying voice, video, or data for air-to-satellite-to-ground communications. The company’s Mobile Data Communications segment offers satellite-based mobile location tracking and messaging hardware, such as mobile satellite transceivers and third-party produced ruggedized computers; and related services, as well as designs and produces microsatellites. This segment’s solutions enable satellite-based communications when mobile, real-time, and secure transmission is required. Comtech Telecommunications Corp. serves satellite systems integrators, wireless and other communication service providers, broadcasters, and defense contractors; and the U.S. and foreign governments. The company was founded in 1967 and is headquartered in Melville, New York.

Conolog Corporation (Ticker: CNLG) designs, produces, and distributes small electronic, and electromagnetic components and sub-assemblies for military and commercial applications. The company’s products include transducers for converting energy; digital signal processing systems and electromagnetic wave filters for differentiation among audio and radio frequencies; and audio transmitters and modulators for the transmission of electrical signals obtained from transducers, data generated in electronic code form, or by computers or other similar equipment. Its products also comprise audio receivers and demodulators that receive and decode signals from the audio transmitters and convert them into digital codes for input into computers, teletypes, or other equipment or convert such signals into mechanical or other form of energy, such as opening or closing valves, or starting or stopping a motor. In addition, the company offers magnetic ‘networks’ devices that permit the matching or coupling of various communication equipment together or various identical or similar equipment together or onto telephone or other transmission lines; and analog transmitters and receivers, which permit the coding/transmission and receiving/decoding of a constantly variable data. Further, it provides fiber optic switching and monitoring devices that permit physical layer control and in line, live, and level monitoring of various types of fiber optics; and digital communication systems, which are utilized in the protection of transmission lines and the tripping or blocking of protection circuits in the case of faults. Conolog Corporation offers its products for use in radio and other transmissions, telephones and telephone exchanges, air and traffic control, automatic transmission of data for utilities, tele-printing of transmitted data, and electric utilities for monitoring power transmission lines. The company was founded in 1968 and is based in Somerville, New Jersey.

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS

Microwave Filter Company, Inc. (Ticker: MFCO) designs, develops, manufactures, and sells electronic filters for radio and microwave frequencies in the United States. It manufactures RF filters and related components for eliminating interference and facilitating signal processing for cable television, broadcast, commercial and military communications, avionics, radar, navigation, and defense markets. The company also designs waveguide, stripline/microstrip, transmission line, miniature/subminiature, and lumped constant filters. Its configurations include bandpass, highpass, lowpass, bandstop, multiplexers, tunable notch, tunable bandpass, high power filters, amplitude equalized, delay equalized, and filter networks. In addition, the company, through its subsidiary, Niagara Scientific, Inc., custom designs case packing machines to automatically pack products into shipping cases primarily for processors of food and other commodity products. Microwave Filter Company, Inc. was founded in 1967 and is based in East Syracuse, New York.

PCTEL, Inc. (Ticker: PCTI) provides propagation and optimization solutions for the wireless industry worldwide. The company offers MAXRAD, Bluewave, and Wi-Sys antenna solutions for public safety, military, and government applications; supervisory control and data acquisition, health care, energy, smart grid, and agricultural applications; and indoor wireless, wireless backhaul, and cellular applications. It also provides a range of WiMAX antennas, land mobile radio antennas, and precision global positioning systems antennas that serve applications in telemetry, radio frequency identification, WiFi, fleet management, and mesh networks. In addition, the company offers SeeGull scanning receivers, receiver-based products, and CLARIFY interference management solutions, which are used to measure, monitor, and optimize cellular networks; develops and supports scanning receivers for LTE, EVDO, CDMA, WCDMA, GSM, TD-SCDMA, and WiMAX networks; and designs android-based secure communication products. Further, it provides network engineering services that provide analysis of collected data to public cellular carriers, network infrastructure providers, and real estate companies. The company serves public and private carriers, wireless infrastructure providers, wireless equipment distributors, value added resellers, and original equipment manufacturers (OEM) directly, as well as through test and measurement value added resellers, distributors, and OEM providers. PCTEL, Inc. was founded in 1994 and is headquartered in Bloomingdale, Illinois.

Powerwave Technologies, Inc. (Ticker: PWAV.Q) designs, manufactures, and markets endto-end wireless solutions for wireless communications networks worldwide. It offers antennas, boosters, combiners, cabinets, shelters, filters, radio frequency power amplifiers, remote radio head transceivers, repeaters, tower-mounted amplifiers, and coverage solutions to improve coverage, capacity, and data speed in cellular, PCS, 3G, and 4G wireless communications networks. The company sells its products to wireless original equipment manufacturers and individual wireless network operators through its direct sales force, independent sales representatives, and resellers. The company was formerly known as Milcom International, Inc. and changed its name to Powerwave Technologies, Inc. in June 1996. Powerwave Technologies, Inc. was founded in 1985 and is headquartered in Santa Ana, California. On January 28, 2013, Powerwave Technologies, Inc. filed a voluntary petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware.

RELM Wireless Corporation (Ticker: RWC) engages in the design, manufacture, and marketing of wireless communications products in the United States and internationally. Its products include two-way land mobile radios, repeaters, base stations, and related components and subsystems. The company offers its products under the BK Radio brand name for the government and public safety market, as well as RELM brand name for the business and industrial market. Its BK Radio branded products consist of land-mobile radio equipment for professional radio users primarily in government and public safety applications, as well as P-25 digital products; and RELM branded products provide two-way communications for commercial and industrial concerns, such as hotels, construction firms, schools, and transportation services. RELM Wireless Corporation was founded in 1957 and is headquartered in West Melbourne, Florida.

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APPENDIX A: GUIDELINE COMPANY DESCRIPTIONS

TESSCO Technologies Incorporated (Ticker: TESS) provides products and value chain solutions to organizations for building, operating, and maintaining wireless broadband systems primarily in the United States. It offers base infrastructure products, including base station antennas, cable and transmission lines, small towers, lightning protection devices, connectors, power systems, miscellaneous hardware, and mobile antennas to build, repair, and upgrade wireless telecommunications; and connector installation, custom jumper assembly, site kitting, and logistics integration services. The company also provides network systems products comprising fixed and mobile broadband equipment, wireless networking, filtering systems, two-way radios, and security and surveillance products to build and upgrade computing and Internet networks; and training classes, technical support, and engineering design services. In addition, it offers installation, test, and maintenance products, such as analysis equipment; various frequency, voltage, and power-measuring devices; and an assortment of tools, hardware, GPS, and replacement parts and components used by service technicians to install, tune, and maintain wireless communications equipment. Further, the company provides mobile devices and accessory products consisting of cellular phone and data device accessories, including replacement batteries, cases, speakers, mobile amplifiers, power supplies, headsets, mounts, car antennas, music accessories, and data and memory cards. It serves carrier and public network operators, tower owners, program managers, contractors and integrators, wireless Internet service providers, industrial and enterprise self-maintained users, governments, manufacturers, repair centers, value-added resellers, independent agents, dealers and consumers, and retailers. The company was founded in 1982 and is headquartered in Hunt Valley, Maryland.

Ubiquiti Networks, Inc. (Ticker: UBNT), a communications technology company, together with its subsidiaries, offers a portfolio of communications networking products and solutions worldwide. Its solutions include systems, radios, antennas, and management tools that are designed to deliver performance for networking and other applications in the unlicensed RF spectrum. The company offers various technology platforms, including AirMAX, which includes protocols that contain technologies for noise immunity for base station/backhaul/customer premise equipment/bridge applications; UniFi, an enterprise Wi-Fi System that includes Wi-Fi certified hardware with software based management controller; airVision, video surveillance management software controller and IP cameras; airFiber, a point-to-point radio; and mFi, which comprises hardware sensors, power devices, and management software that allows devices to be controlled remotely for machine-tomachine communication applications. It also provides antenna products, as well as miscellaneous products, such as mounting brackets, cables, and power over Ethernet adapters. Ubiquiti Networks, Inc. sells its products and solutions through a network of distributors to network operators, service providers, original equipment manufacturers, direct customers, and others. The company was formerly known as Pera Networks, Inc. and changed its name to Ubiquiti Networks, Inc. in 2005. Ubiquiti Networks, Inc. was incorporated in 2003 and is headquartered in San Jose, California.

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APPENDIX B
BANKS CONTACTED BY PHAZAR CORP. REGARDING CREDIT

Company	Date
Briar Capital (Asset Based Lender)	02/06/2013
Magna Group Capital	02/11/2013
Dutchess Capital	02/01/2013
Barrier Advisors	01/29/2013
First Southwest	01/23/2013
Roswell Capital	01/18/2013
BizFin.com	01/18/2013
First Capital (Asset Based Lender)	01/20/2013
Regions Bank (Dallas/Ft. Worth)	12/20/2012
Frost Bank (Dallas/Ft. Worth)	10/2012 to 12/2012
Legacy Bank (Ft. Worth)	10/2012 to 12/2012
First Financial (Mineral Wells)	July 11, 2012
Capital One (Dallas/Ft. Worth)	Early 2011

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APPENDIX C
PICTURES OF MINERAL WELLS FACILITY

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APPENDIX C: PICTURES OF MINERAL WELLS FACILITY

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APPENDIX C: PICTURES OF MINERAL WELLS FACILITY

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APPENDIX D
REAL PROPERTY APPRAISAL

(Begins on Following Page)

VALUESCOPE

PHAZAR CORP
Mineral Wells, Texas

March 9, 2013

REAL PROPERTY APPRAISAL
Restricted Report

MARKET VALUE &
ORDERLY LIQUIDATION VALUE

Ref: 20785

APPRAISER:
H. W. Choate, ASA, CEA

ASSET
VALUATION SOURCE

305 N. Fannin ● Rockwall, Texas 75087 ● Tel: 214.771.0806 ● Fax: 214.260.1144

March 11, 2013

Mr. Gregory Scheig
950 E. State Highway 114, Suite 120
Southlake, TX 76092

Mr Scheig:

At your request, I have performed an appraisal of Phazar Corp in Mineral Wells, Texas. I submit this restricted appraisal report relative to my findings.

This appraisal was conducted for the purpose of expressing an opinion of the market value and orderly liquidation value of the land, site improvements, and building. The function of the appraisal is to provide support for internal planning decisions. Our valuation conclusions are applicable for market conditions prevailing as of March 9, 2013.

Market Value is defined for purposes of this report as:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

» Buyer and seller are typically motivated;

» Both parties are well informed or well advised, and acting in what they consider their own best interests;

» A reasonable time is allowed for exposure in the open market;

»	Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

»	The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source: The Dictionary of Real Estate Appraisal, Fourth Edition, pages 177-178, published by the Appraisal Institute, 2002.

The property interest appraised is the fee simple ownership in the property. The appraised property includes land, site improvements, buildings and building service systems. Intangible assets relating to the operation of the subject, machinery and equipment and any other tangible assets are excluded from this report.

For this appraisal, I made a personal inspection of the subject property on March 9, 2013. This inspection, along with information provided by Phazar, has formed the basis for factual information pertaining to the subject property. Any discrepancy from this information could have a significant impact on my concluded opinion of value as stated. I have also made an analysis of recent sales of comparable sites and properties in the subject’s area.

My analysis considered all three approaches to value, the cost approach, the sales comparison approach, and the income capitalization approach. Although all three approaches were considered, the cost approach was the most applicable of the three.

The valuation has been made in accordance with the Uniform Standards of Professional Appraisal Practice (“USPAP”) adopted by the Appraisal Standards Board of the Appraisal Foundation and the requirements of the Standards of Professional Practice and Code of Professional Ethics of the American Society of Appraisers. I have provided a restricted appraisal report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of USPAP for a restricted appraisal report. As such, it presents only limited discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning these matters has been retained in my work papers. The depth of discussion contained in the report is specific to your needs as the client and for the intended use stated. The appraiser and Asset Valuation Source (AVS) are not responsible for the unauthorized use of this report.

AVS does not conduct or provide environmental liability assessments of any kind in performing its appraisals so that our opinion of the appraised value will not reflect any actual or contingent environmental liabilities except to the extent we are provided with a specific monetary assessment of such liabilities in writing. In any event, AVS will not verify such monetary assessment and will offer no warranty or representation as to its accuracy or completeness.

All portions of this appraisal are to be used only in conjunction with the full report, which is subject to the assumptions and limiting conditions contained herein. Based on my investigation as outlined, it is my opinion that the Market Value and the Orderly Liquidation Value of the fee simple interest in the subject property as of March 9, 2013, is equitably stated as follows:

MARKET VALUE
$2,000,000

ORDERLY LIQUIDATION VALUE
$1,720,000

I have investgated neither the title to nor any liabilites against the property appraised. Neither AVS nor any of its personnel have any financial interest in the assets appraised, and we certify that the compensation received for this study is not contingent upon the conclusions stated.

Respectfully submitted,

ASSET VALUATION SOURCE

H.W. Choate, ASA, CEA
Texas License TX-1323294-G
Appraisal Number: 20785

Contents

Executive Summary Letter

Statement of General Assumptions and Limiting Conditions	i

Certification	iv

Summary of Salient Facts and Conclusions	1

Introduction	2

Description	6

Valuation	9

Reconciliation and Final Value Estimate	17

List of Exhibits:

Exhibit 1	Area Map

Exhibit 2	Neighborhood Map

Exhibit 3	Photographs of Subject Property

Statement of General Assumptions and Limiting Conditions

This appraisal is subject to the following assumptions and limiting conditions.

1.
This report and the conclusions arrived at can only be relied upon by the parties to whom the transmittal letter is addressed for the sole and specific purposes as noted and as of the appraisal date specified. Furthermore, the report and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached represent the considered opinion of Asset Valuation Source, based upon information furnished to them by Phazar Corp (“the Company”) and other sources.

2.
In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained in the report. AVS has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees has a material financial interest in the Company.

3.
AVS assumes that all laws, statutes, ordinances, zoning and use regulations, other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of AVS by those relied on by AVS, including the Company and its management, and stated and defined in the appraisal report.

4.
It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

5.
AVS has relied on certain public information and statistical information furnished by others, including, but not limited to, the Company, without verification. AVS believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any furnished information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information.

6.
In the event this report is used for a sale price, financing, or tax purposes, no responsibility is assumed for the inability to negotiate favorably on the basis of the values expressed herein. None of these uses are the intended use of the appraisal.

7.
AVS has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to or in compliance with the Americans with Disability Act of 1990 (ADA) and this report does not consider the impact, if any, of non-compliance in estimating the value of the property.

8.
The issuance of this report by AVS does not represent an assurance, guarantee, or warranty that the Company will not default on any debt obligations, if any, associated with the values stated in the report, nor does AVS make any assurance, guarantee, or warranty that the covenants for any financing will not be broken in the future.

9.
Future services regarding the subject matter of this report, including, but not limited to, testimony or attendance in court, shall not be required of AVS, unless previous arrangements have been made in writing.

10.
Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of AVS.

11.
No representation is made as to the legal sufficiency for any purpose of the definitions contained in the body of the report; such definitions are used solely for setting forth the scope of this report and AVS believes such definitions to be reasonable for the purposes of rendering this report.

Asset Valuation Source	Page i

12.
Neither AVS, nor its agents or employees assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property, which may be involved, both real and personal, tangible and intangible. Title is assumed to be good and marketable.

13.
The Company agrees to reimburse Asset Valuation Source for any expenses that Asset Valuation Source may incur, as a party, witness or participant in connection with any litigation or dispute involving this engagement. This includes, unless it resulted from AVS’s gross negligence or willful misconduct, all reasonable out-of-pocket costs such as travel expenses, attorney fees and, if necessary, costs of enforcing this agreement.

14.
Unless specifically stated, AVS has not made a land survey of the property and has assumed that the Company has clear title to the property. AVS assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such unapparent conditions or for arranging for engineering studies that may be required to discover such unapparent conditions or any such unapparent conditions, which may exist.

15.
All mortgages, liens, encumbrances, leases, and servitudes have been disregarded unless otherwise specified within the report. The property is appraised and conclusions of value are based upon the assumption that responsible ownership and competent management will continue.

16.
Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this report. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Fair Market Value indicated.

17.	Material changes in the industry or in market conditions that might affect the Company’s business from and after the appraisal date, which are not reasonably foreseeable, are not taken into account.

18.
The conclusions of value are based upon the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners participation would not be materially or significantly changed.

19.
The distribution of the total valuation in this report between land and improvements applies only under the reported highest and best use of the property. The allocation of value for land and improvements must not be used in conjunction with any other appraisal and is invalid if so used.

20.
It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless non compliance is stated, defined, and considered in the appraisal report. It is further assumed that any mechanical and electrical equipment, which is considered part of the real estate, is in proper operating condition except when noted herein. These include, but are not limited to, such items as the heating, air conditioning, plumbing, sprinkler, and electrical systems.

21.
Detailed architectural and engineering drawings were not available to the appraisers. Construction details are based on the property inspections, available drawings, tax records, and interviews with the client. However, some construction details in this report may differ from the actual construction.

22.
No survey of the property has been made by the appraiser and no responsibility is assumed in connection with such matters. Sketches in this report are included only to assist the reader in visualizing the property.

23.
In this report, the existence of potentially hazardous material used in the construction or maintenance of any structures, such as the presence of urea-formaldehyde foam insulation, and/or the existence of toxic waste, which may or may not be present on the property, was not observed by AVS, its employees or contractors, nor do they have any knowledge of the existence of such materials on or in the property except as noted. The appraisers, however, are not qualified to detect such substances. The existence of such substances may have an effect on the value of the property or properties appraised. AVS urges the client to retain an expert in this field if so desired.

Asset Valuation Source	Page ii

24.
It is assumed that the utilization of any land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted within the report.

25.
AVS is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. AVS does not conduct or provide environmental assessments and has not performed one for this report.

26.
AVS has not determined independently whether the Company is subject to any present or future liability relating to environmental matters, including but not limited to CERCLA/ Superfund liability. AVS’s report takes no such liabilities into account. To the extent such information has been reported to us, AVS has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

27.	Information provided by the client, , pertaining to sizes, quantities, volumes, etc. has been accepted, in some cases without further verification, as being correct.

Asset Valuation Source	Page iii

Certification

    The undersigned certify that, to the best oo f our knowledge and belief:

»	The statements of fact contained in this report are true and correct.

»	The reported analyses, opinions, and conclusions are limited only by the reported limiting conditions and assumptions, and are our personal, unbiased professional analyses, opinions, and conclusions.

»	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respee ct to the parties involved.

»
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

»	The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

»	No one other than the signatory contributed to the research, analysis, and conclusions of this appraisal report.

»
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the Appraisal Institute and the Uniform Standards for Professional Appraisal Practice of The Appraisal Foundation.

»
The use of this report is subject to the requirements of the Appraisal Institute, state licensing agencies or other appropriate professional organizations relating to review by its duly authorized representatives.

»	I have not provided a previous service regarding the subject property within the three years prior to this assignment.

»	The appraiser participating in this assignment does have the experience to comply with the competency provision.

»	Henry W. Choate has made a personal inspection of the subject property.

»	As of the date of this report, I have completed the continuing education program of the American Society of Appraisers.

H.W. Choate, ASA, CEA
State of Texas Certified General Appraiser No. TX-1323294-G

Asset Valuation Source	Page iv

SE 25th Ave
SE 4th St
© 2013 Google

PHAZAR CORP

Appraisal #20785

101 S.E. 25TH STREET

MINERAL WELLS, TEXAS 76067

Asset Valuation Source	Page v

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name	Phazar Corp
Address	101 S.E. 25th Avenue Mineral Wells, Texas

Property Type	Light Industrial
Owner per Palo Pinto County Records	Antenna Products Corporation
Entity in Possession	Antenna Products Corporation / Phazar Corp
Account Number(s)	R000005456
Legal (Survey not provided)	See Addenda
Land Area:
Total Acres	9.991
Total Square Feet	435,208
Improvements:
Gross Building Area (SF)	124,950
Year of Construction	Various years beginning in the 1950's

Zoning Designation	LI - Light Industrial and C - Commercial
Flood Zone	Zone X
Highest and Best Use
As if Vacant	Commercial
As Improved	Light Industrial
Estimated Exposure Time / Marketing Period	12 to 24 months / 12 to 24 months
Effective Date of the Appraisal	March 9, 2013
Date of Inspection	March 9, 2013
Property Interest Appraised	Fee Simple
Value Conclusions - Real Property
Cost Approach	$2,000,000
Sales Comparison Approach	Not Applicable
Income Capitalization Approach	Not Applicable
Fort Wolters Property	$151,000

Market Value (all properties)	$2,151,000
Orderly Liquidation Value (all properties)	$1,720,000

Asset Valuation Source	Page 1

Introduction

Identification of the Property

The subject property is located at 101 S.E. 25th Avenue in Mineral Wells, Palo Pinto County, Texas and is referred to as Phazar Corp. The Company is also referred to as Antenna Products Corporation. The appraised property is an existing manufacturing facility with office. The main improvement to the property is a 75,600 square foot industrial building that was originally constructed in the 1950's. The primary structure includes a 9,600 square foot attached two-story office. Additional structures include a 4,000 square foot paint building, 3,750 square foot etch and alodine building, 2,400 square foot paint building, 15,000 square foot receiving building, 20,000 square foot shipping building, and a metal shed which contains 4,200 square feet.

The facility is situated on a 9.99 1 acre site located on the east side of S.E. 25th Avenue. The property is legally described as:

9.991 acres of land out of the northeast ¼ of Section 25, Block A, E.O.B., T.&P. RR. Co. Survey, Abstract No. 705, Palo Pinto County, Texas.

A more detailed metes and bounds description is included in the addenda of this report.

Statement of Ownership

The subject property is currently owned by Phazar Corp. Phazar has been the only owner of the subject property during the three-year period prior to the effective date of this appraisal. To our knowledge, there were no other offers to purchase, pending sales, or transfers of ownership of this property that occurred within this period.

Other than typical utility easements, we are not aware of any atypical easements, restrictions, or exceptions that are influencing this property or that would be expected to have an adverse effect on its value or marketability. Based on this, we have appraised the property as if it is free and clear of all encumbrances. In the event any one, or group of easements, restrictions, or exceptions are identified as representing adverse conditions affecting this property, our value conclusion would be subject to change.

Purpose and Function of the Appraisal

Our appraisal was conducted for the purpose of expressing an opinion of the market value and orderly liquidation value of the property as of March 9, 2013. The function of the appraisal is to provide support for internal planning decisions concerning the subject property.

Definitions of Value

Market Value is defined for purposes of this report as:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

»  Buyer and seller are typically motivated;

»  Both parties are well informed or well advised, and acting in what they consider their own best interests;

»  A reasonable time is allowed for exposure in the open market;

Asset Valuation Source	Page 2

»	Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

»	The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source: The Dictionary of Real Estate Appraisal, Fourth Edition, pages 177-178, published by the Appraisal Institute, 2002.

Orderly Liquidation Value is defined for purposes of this report as:

Orderly liquidation value is an opinion of the gross amount, expressed in terms of money, that typically could be realized from a liquidation sale, given a reasonable period of time to find a purchaser (or purchasers), with the seller being compelled to sell on an as-is, where-is basis, as of a specific date.

Source: American Society of Appraisers

This concept assumes "Forced Sale" with only a limited time for market exposure and has no "willing seller” assumptions. It also takes into consideration the physical condition and overall psychological appeal of the assets. This value concept is one requested by the client and should not be considered as a recommendation by the appraiser.

The concept is considered fair and reasonable under the assumptions made but could have some risks due to changing conditions and the assumed resale of all assets.

Property Rights Appraised

Fee Simple Estate is defined as:

Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

Source: The Dictionary of Real Estate Appraisal, Fourth Edition, page 113, published by the Appraisal Institute, 2002.

Date of Appraisal

The effective date of valuation is March 9, 2013. A physical inspection of the property was conducted on the same day.

Scope of the Appraisal

The appraisal included an inspection of the property and an analysis of recent comparable sales of similar types of property in the area.

The data gathered and the sources that were utilized are listed as follows:

1.	Personal Inspection of the Property and Neighborhood

	2.	Demographic Data
	a. b. c.	Chamber of Commerce Municipal Authorities State and County Authorities

3.	Cost Data
	a.	Marshall Valuation Service

Asset Valuation Source	Page 3

	b.	Engineers, Contractors, and Developers of similar facilities

4.	Sales and Subject Property Data
	a.	Assessor’s Office
	b.	County Records
	c.	Real Estate Brokers and Appraisers
	d.	Published Information
	e.	CoStar Group
	f.	LoopNet

5.	Confirmation of Data
Endeavored to verify all data used in this report with at least one source.

Appraisal Process

The appraised value as set forth in this report is supported with consideration and use of standard accepted appraisal practices and valuation procedures. There are three distinct approaches to value utilized in the process: the cost approach, the sales comparison approach, and the income capitalization approach.

In the cost approach, the first step is the valuation of the site as if vacant. This valuation is based on a comparative analysis of the most recent land sales suitable for comparability. As in the sales comparison approach, adjustments are made to reflect differences between the subject and the various comparables, with the final result being a land value estimate. The next step is a detailed analysis of the reproduction or replacement cost new of the improvements based on market derived costs for similarly constructed properties. Finally, accrued depreciation from physical deterioration and obsolescence of all causes is then estimated and subtracted from the reproduction or replacement cost new to arrive at the present value. Combining the land value estimate with the depreciated value of the improvements results in a total indicated property value by the cost approach.

Fundamental to this approach is the Principle of Substitution, which implies that the informed and rational purchaser/investor will pay no more for an existing improved property than the cost of producing a substitute property with equal utility.

The sales comparison approach involves an analysis of comparable properties that are reduced to a common unit of comparison, which in this appraisal is a price per square foot. These properties are compared with the subject and adjustments are made to reflect significant differences. After these adjustments, a value range is developed and a total indicated property value is estimated based on further analysis. The Principle of Substitution is particularly applicable to this approach since a prudent purchaser would pay no more for a particular property than he would have to pay for a substitute property, which offers equal utility.

The income capitalization approach measures in dollars the present worth of future benefits derived from the ownership of real property. The starting point is the development of an income estimate which is derived from comparable income projections based on historical data. The income estimate is then reduced by the appropriate fixed and operating expenses. The present worth of receiving this net operating income is measured by two methods -- capitalizing the net income stream into a total indicated property value (direct capitalization) and discounting a projected cash flow at an appropriate rate of return, or yield (discounted cash flow). The discount rate is market-derived and also relates to the Principle of Substitution in that an investor would not be justified in paying more for a particular income stream than he would have to pay for an equal income stream with a similar element of risk.

Asset Valuation Source	Page 4

Appraisal Process Employed

For this appraisal we have considered all three approaches to value. Structures comparable to the subject are considered a somewhat specialized or limited market property type. Although they are commonly found in most major markets, transactions involving this property type are somewhat limited.

We contacted real estate professionals who, on different levels, have been active participants in transactions of industrial facilities. Several of the predominant databases which provide real estate data were also queried for comparable sales. Our research did not yield any sales which were truly comparable to the subject facility. A number of industrial sales were reviewed but none of them were sufficiently similar. In analyzing these sales, we found a wide range of values with little correlation to the subject. Due to the lack of significant market data the market approach was not developed.

The cost approach was considered to be a reliable method in that it recognizes the contributory value of the individual components specific to the property. Importantly, the cost approach specifically excludes any contributory value of the business operation attributable to current management. When dealing with a specialized structure or a limited market facility, the cost approach is usually the most applicable of the three approaches to value.

The income approach is typically not a good method for analyzing industrial properties. These properties are typically owner occupied and rarely leased. This approach is very limited by the lack of available information specific to leased facilities comparable to the subject. The income approach was not utilized in the analysis.

Based on our investigation and analysis, we have placed the greatest emphasis in this appraisal on the cost approach. Although we have considered both the sales comparison approach and income approach in this appraisal, we have excluded them.

Competency Provision

The competency provision of the Uniform Standards of Professional Appraisal Practice states in brief that, prior to accepting an appraisal assignment, an appraiser must have the knowledge and experience to complete the assignment competently or disclose the lack thereof; and take all necessary steps and describe in the appraisal report the steps taken to complete the assignment competently.

In adherence with the Competency Provision of USPAP, the signing appraiser has adequate knowledge and experience to appraise the subject property type.

Asset Valuation Source	Page 5

Description

Neighborhood Description

The subject neighborhood is defined as the area adjacent to Highway 180 between Lincoln Avenue on the west and Highway 1821 on the east. The neighborhood is located in the eastern section of the Mineral Wells business district.

Primary access to the neighborhood consists of Highway 180 which runs through the community in an east/west direction. The primary traffic pattern affecting the subject is east/west traffic on Highway 180. The subject neighborhood has good accessibility.

The subject property is located adjacent to Highway 180 but is accessed from S.E. 25th Street.

The neighborhood is a mixture of retail/commercial/industrial development.

In summary, the land use in the neighborhood is mixed-use and is primarily comprised of commercial/retail properties. With respect to the stage of development, the subject neighborhood is relatively stable but has undergone a change in use trends over the last ten years. The area has long been a mixed-use neighborhood but recent development trends have favored retail installations. Considering all relevant factors, the overall outlook for the neighborhood is stable.

Site Description

The subject site is located on the east side of S.E. 25th Avenue and just south of Highway180. The property contains 9.991 acres. The shape of the site is irregular but functional for industrial development. The site has approximately 295 feet of frontage along the east side of S.E. 25th. The only ingress and egress to the property is from S.E. 25th Avenue.

The topography of the site is level and lies at street grade. Based on our inspection of the site, drainage appears to be adequate. The site is served by all public utilities including sanitary sewer and water, electricity, and telephone service. The subject is assumed to have typical utility easements that do not affect the development potential of the site. No adverse easements or encroachments were identified.

In summary, the subject site is located in the Mineral Wells business district and affords adequate access and exposure. All typical utilities are available to the site and there do not appear to be any topographical features, soil conditions, encroachments, or easements that are detrimental to the development potential of the site. Overall, the development potential of the site is good.

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The following information summarizes the physical characteristics of the site:

Site Summary

Size:	9.991 Acres
Shape:	Irregular
Topography:	Level and at street grade
Frontage:	295 feet along the eastside of S.E. 25th Avenue
Easements:	Typical utility (does not affect marketability)
Site Improvements:	Paving and security fence
Access:	Adequate
Visibility:	Adequate
Utilities:	Municipal water/sewer; private utilities for gas, electrical, and telephone

Zoning

The subject site is zoned LI – Light Industrial and C - Commercial by the City of Mineral Wells. The primary or north section of the property is Light Industrial and the south section is Commercial. In the following zoning illustration, the Commercial designation is tinted red. Considering that two of the existing industrial structures lie within the section zoned Commercial, the appraiser assumes the structures were “grandfathered” and the use is legal although non-conforming. The LI zoning classification permits most categories of industrial development, including the current occupancy and use. The current use of the site is, therefore, a legal use under the parameters of this ordinance.

Asset Valuation Source	Page 7

Environmental

I made neither soil tests nor tests of underground water. We are not qualified to detect such substances, and therefore, the extent of toxic waste on the property, if any, is not known. The appraiser assumes that Phazar Corp will accept responsibility for any contaminates that exist, if any, on the subject property as of the effective date of this appraisal.

Asset Valuation Source has not determined independently whether the manager/operator or owner(s) is subject to any environmental liabilities. Asset Valuation Source has relied upon the information reported to us without verification. Asset Valuation Source believes it to be reliable as to accuracy and completeness but offers no warranty or representation to that effect.

Description of Improvements

The subject property is improved with a manufacturing facility that contains 124,950 square feet in seven structures. The primary structure was erected in the 1950’s. Since that time the facility has been modified and other structures added.

The buildings, square footage, estimated dates of construction and type of construction are as follows:

Summary of Building Improvements
Description	Square Footage		Construction
manufacturing	75,600	1950	tilt~wall
paint one	4,000	1950	metal quonset
etch and alodine	3,750	1970	metal
paint two	2,400	1973	metal
receiving	15,000	1993	metal
shipping and weld II	20,000	1977	tilt~wall
metal shed (rail)	4,200	1950	metal
	124,950

The two-story office area is contiguous with the primary manufacturing area. The office areas are heated and cooled by package units. The production area is heated by space heaters.

The general condition of the improvements is fair in consideration of their age and construction, with no significant items of deferred maintenance noted.

We made no judgment regarding the property’s compliance with the Americans with Disabilities Act (ADA) requirements.

Asset Valuation Source	Page 8

Valuation

Highest and Best Use

Central to the concept of value is the theory of highest and best use. The theory is based on the observation that properties in the market tend to be priced according to their most profitable likely use. The highest and best use conclusions are drawn from an economic study of market forces and form the basis of the appraisal process.

Definition

Highest and Best Use for the purposes of this report is defined as:

The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal. Alternately, it is defined as the reasonable probable and legal use of land or sites as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

The definition immediately preceding applies specifically to the highest and best use of land. It is to be recognized that in cases where a site has existing improvements on it, the highest and best use may very well be determined to be different from the existing use. The existing use will continue, however, unless and until land value in its highest and best use exceeds the total value of the property in its existing use.

The highest and best use is arrived at by testing potential uses of the property, both as improved and as though vacant, to find the use, which meets the criteria discussed below. Improved properties are considered also as though vacant to reflect the fact that any existing improvement can be demolished.

1.
Physically Possible – Those uses of vacant land, which are possible after considering physical characteristics such as area, shape, dimensions, topography, frontage, access, soil conditions and other physical factors, which are physically possible.

2.
Legally Permitted Use – Legally permitted uses after considering local, state and federal regulations and private restrictions. Local zoning is often one of the key factors affecting land use within an area and includes restrictions on uses permitted, such as lot size and dimension, coverage, set backs, building height, and floor area ratio among other zoning regulations.

3.
Financially Feasible – Those uses, which are physically possible and legally permitted, which meet the test for financial feasibility. For a use to be financially feasible it must produce a positive return beyond operating expenses, financial obligations, and capital amortization.

4.	Maximally Productive – Those uses, which are physically possible, legally permissible, and financially feasible, which produces the highest price or value, is the highest and best use.

Highest and Best Use As if Vacant

Physically Possible Uses
The size of the subject site, its shape, topography, access to utilities, street frontage, soil and subsoil conditions indicate that favorable building conditions exist for any of the permitted uses. Indeed, the fact that the site is currently improved proves that the parcel is buildable. The site is adequate in size, at grade with its access streets, and located in an area served by all utilities. It has adequate access and visibility and does not suffer from any adverse physical conditions, encroachments, easements or restrictions, which would affect its potential development.

Asset Valuation Source	Page 9

Legally Permitted Uses
Uses permitted include categories of industrial development, including light industrial fabrication facilities. The inclusion of a portion of the subject property in the Commercial zoning category indicates that it might be possible to obtain a zoning change for the remainder of the property should demand characteristics change in the future.

Based on the current zoning and the neighborhood environment and development, the possibility of zoning changes in the future is likely. Therefore, allowable development would be any use according to the current zoning ordinance and alternative uses might be possible with the request for a zoning change.

Financially Feasible Alternate Uses
An examination of the local economy suggests that there would be a reasonable degree of demand for the subject site based on its location. It appears to have adequate access and exposure for industrial use as well as commercial uses.

Therefore, based on its zoning and location, an industrial use and some form of commercial use is considered to be financially feasible.

Maximally Productive Use
The neighborhood has seen significant retail/commercial development within the last ten years. The primary development during that period has been commercial/retail. The neighborhood industrial uses are limited to the existing properties which were in the area prior to the surge in commercial uses. The most productive use would be to improve the subject with some form of commercial development when demand justifies it.

Conclusion
Based on the above, it is our opinion that the highest and best use of the subject site, as if vacant, is for commercial use, which is able to take advantage of its accessibility and exposure.

Highest and Best Use As Improved

Physically Possible

As outlined under the highest and best use as if vacant discussion, the subject site is suitable for any legally permitted uses, which could be developed on the site. The existing improvements, however, are well suited for their intended use.

Legally Permitted
As discussed under zoning, legally permitted uses include a number of uses including the current use.

No other unusual legal limitations to development are known to exist.

Financially Feasible
Of those uses identified as legally and physically possible, only those that are capable of generating a return sufficient to justify the risk for the investment are considered financially feasible alternate uses.

The current improvements, because of their location and the existing need for manufacturing properties, are capable of generating a return on invested capital and are thus considered to be financially feasible. At this point, converting the subject to any other legally permitted use would not be financially feasible.

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Maximally Productive Use

The subject property is improved with a light manufacturing structure used to produce antenna equipment. This use is in general conformance with the Highest and Best Use of the land as though vacant and available as derived above. The site and improvements are functionally adequate for continued use, and significant alteration is not considered economically necessary.

Although the neighborhood and surrounding areas have seen significant development within the last ten years the area appears to have reached a point where new development has slowed. The typical retailers have built facilities and have become established in the market. At this point the market appears to be in balance and actually exhibits some signs of saturation. The demand for commercial sites has waned and there are existing retail facilities that are vacant.

Based on the current market there is no justification for removal of the existing improvements to make way for alternative development. Therefore, we conclude that the Highest and Best Use of the subject property is continued use as a light industrial/manufacturing facility until the improvements have exceeded their useful life and/or demand for commercial sites increases and justifies razing the existing improvements.

Marketing Period

Considering the information provided, it is our opinion that if the subject were aggressively marketed it could be sold within 12 to 24 months. An asking price that reflected a reasonable price would be required. The indicated marketing period is typical for this market and a building of comparable size and utility. No additional deductions for marketing time are warranted.

Exposure Period

The reasonable exposure period is a function of price, time and use; not an isolated estimate of time alone. According to The Dictionary of Real Estate Appraisal, Fourth Edition, published by the Appraisal Institute (2002), exposure time is defined as follows:

… The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market …

Interviews with real estate market participants active in this market indicated that a reasonable exposure period for a well-located, comparable facility would be two years or less.

Based on the preceding information, it is our opinion that the reasonable exposure time for the subject property, at our concluded opinion of market value and assuming adequate, sufficient, and reasonable effort, would have been 12 to 24 months.

Asset Valuation Source	Page 11

Cost Approach

The cost approach to value is one of the three approaches in the appraisal process. The principle of substitution provides the basic foundation for the cost approach and affirms the principle that no prudent person would pay more for a property than the amount for which the site can be acquired and on which improvements that have equal desirability and utility can be constructed without undue delay.

The basic steps in the cost approach are outlined immediately below:

1.     Value the land by the sales comparison method.

2.     Estimate the cost to reproduce (or replace) the basic improvements, new.

3.	Estimate the dollar amount of accrued depreciation due to:
a.     Physical deterioration
b.       Functional obsolescence
c.       Economic obsolescence

4.	Deduct the total amount of accrued depreciation from cost new to derive the present depreciated cost of the basic improvements.

5.	Add the land value estimate to the depreciated cost of the improvements to arrive at a value indication by the cost approach.

The cost approach is considered most reliable when 1) the improvements are new or relatively new, 2) the current use represents the highest and best use of the site and, 3) the land value estimate is supported by a reliable group of comparable land sales. The cost approach is also particularly relevant and reliable in the valuation of properties, such as the subject, that can be classified as a special use. In the instance of properties that are not new, the cost approach must be considered as one of the several approaches to value and often is not in itself the most pertinent. The reason is that depreciation of all types is difficult to measure accurately and must, in fact, be related to the value estimates developed in the sales comparison and income capitalization approaches.

Valuation of the Land

In arriving at a valuation of the land, the sales comparison approach is utilized. The principle of substitution is a major basis for this approach. The principle of substitution as applied to the sales comparison approach holds that the value of a property that is replaceable tends to be set by the cost of acquiring an equally desirable substitute property.

This approach calls for a comparison of sales of sites similar to the subject site. Comparison is made by reducing the sales data to a common unit of comparison accepted in the market, which in this instance is price per square foot. The unit of comparison is then adjusted to reflect differences with the subject property.

In order to arrive at an estimated value on this basis, an analysis of sales in the same or similar area is undertaken. These sales are typically adjusted for time of sale (market conditions), location, physical attributes such as size, shape, frontage, topography, utilities, as well as external factors such as zoning, conditions of sale, and other relevant factors.

Comparable Vacant Land Sales Discussion and Analysis

Our research included conversations with the Mineral Wells Economic Development authority, local real estate professionals, and data services that document real estate transactions in the southwest region.

The interview with the Mineral Wells Economic Development group indicated that many of the industrial site sales are handled through the EDC and prices vary depending on the economic benefit the potential development will bring to the community. It is not uncommon for local development groups to put together attractive incentive packages which include tax benefits, employee training, site and building packages and other enticements used to attract industry to the community.

Asset Valuation Source	Page 12

Research in the region produced a number of land sales. The sales were reduced to the most applicable of the transactions and I utilized five transactions which have occurred in the last six years. All of the sales are in reasonable proximity to the subject and all have exposure/access to Highway 180. None of the sales were for industrial use and the most recent sale was in 2007.

As discussed in the Highest and Best Use analysis, the existing use is considered the best use of the site as improved. This utilization is considered an interim use and should continue until demand justifies another use. As illustrated by the lack of recent sales, demand for commercial properties has curtailed. This trend was considered in the final determination of value for the subject.

In a market with numerous land sales and land sales with a high degree of comparability to the subject property the necessary adjustments can be quantified through paired sales analysis. Unfortunately that’s not the case in this analysis. The limited sales data required interpretation by the appraiser and a conclusion based on the appraiser’s opinion and prior experience in similar markets.

One of the primary weaknesses in this analysis is the lack of land sales which contained square footage or acreage comparable to the subject property. The largest available land sale was 1.84 acres. I purposely limited the sales utilized in the analysis to only those sales which involved sites of one acre or larger.

The five sales used are detailed as follows:

Vacant Land Sales
date of sale	price	sq feet	acres	$ psf	address
9/24/2007	$312,500	43,560	1.00	7.17	3915 Highway 180 E
1/1/2007	152,500	43,560	1.00	3.50	6701 E Highway 180
6/20/2007	237,000	67,736	1.56	3.50	7109 E Highway 180
6/24/2005	225,000	71,613	1.64	3.14	EUS Highway 180
1/19/2006	725,000	79,975	1.84	9.07	103 Garrett Morris

Sale Five is located just east of the subject property and occurred in 2006. The site was 1.84 acres and developed by Burger King.

The remaining sales are located further east on Highway 180. It appears there is a correlation between the distance east and the unit values. In previous years there was a strong demand for properties near Highway 1821. Walmart had developed a new store on 1821 north of Hwy 180. Other businesses followed the Walmart development.

The distance/value factor is illustrated in Sales Two, Three, and Four. All three are more remote and the unit prices were $3.50, $3.50, and $3.14 respectively. If the sales had been located in the subject neighborhood they most likely would have reflected higher unit values.

Site size is typically a factor in land sales and traditionally there is an inverse relationship between size and unit value – the larger the site, the smaller the unit value. This characteristic is the biggest discrepancy between the available land sales and the subject site. The subject site is 9.99 1 acres and the largest sale was 1.84 acres. Differences in unit values between one acre sites and ten acre sites can vary significantly.

Another factor to consider is the shape of the subject site. The property is irregular in shape and has only 295 feet of frontage. A large section of the property is behind existing businesses on S.E. 25th. The available land sales are all sites with good frontage to depth ratios.

It is my opinion that the location of the subject property is offset by the large site size.

Asset Valuation Source	Page 13

Considering the location, size and functional aspects of the comparable sales in comparison to the subject characteristics, a reasonable range for the subject property is from $3.00 to $4.00 per square foot or $1,306,000 to $1,741,000.

Land Value Conclusion

Based on the limited number of comparable land sales in the immediate market it is my opinion that the market value of the subject property is $1,500,000.

Valuation of the Improvements

The replacement cost new as of the valuation date was estimated for the structure, building services and finishes, and site improvements. Cost estimates have been developed using the Marshall Valuation Service commercial building valuation system pertaining to actual construction and development costs of comparable industrial facilities.

Replacement Cost New

The Marshall Valuation Service, a generally accepted and widely used construction cost estimating manual, has been used as a source in developing the replacement cost new (RCN) of the subject improvements.

In addition to the costs included in the replacement costs as presented above, a cost, which reflects the incentive necessary to induce an entrepreneur to undertake the risk associated with constructing the project—entrepreneurial profit—is sometimes added. We have not added an entrepreneur incentive cost because this type of property is not normally developed for investment purposes, and thus entrepreneurial profit is not a valid consideration.

Finally, from this final estimate any loss in value resulting from accrued depreciation will be deducted.

Accrued Depreciation

From this replacement cost estimate will be deducted any loss in value resulting from accrued depreciation. The three types of depreciation are defined and/or explained as follows:

Physical Deterioration is an impairment of condition resulting from wear and tear, disintegration, use in service, level of maintenance and/or actions of the elements. Our estimate of physical deterioration is based on observed condition at the time of our inspection. We have utilized an age/life factor and a composite basis to estimate the physical deterioration applicable to the existing subject improvements. Because of the varied construction dates we have used a weighted age to determine the effective age of the structures.

Functional Obsolescence is an impairment of design resulting from a loss in functional utility, capacity, layout, or efficiency. It is caused by such factors as, but not limited to, overcapacity, inadequacy, or changes in construction technology that may affect the utilization of the property itself or in its relationship with other items comprising the total improvement.

External Obsolescence is a loss of desirability or useful life, which arises from economic forces external to the property and caused by such factors as locational detriments, changes in highest and best use, as well as legislative enactments of restrictions, which unduly impair or restrict property rights.

In conjunction with guidelines established by the Marshall Valuation Service the economic life of this type of building is 45 to 50 years. The general condition of the improvements is fair in consideration of their age and construction, with no significant items of deferred maintenance noted.

Asset Valuation Source	Page 14

When valuing facilities with older improvements it is sometimes more appropriate to estimate the number of remaining years rather than use the projected economic life from the cost service. The subject improvements were built in stages and consequently I have used the weighted average age of all the structures to determine the age of the facility as a whole. The weighted average age is 51 years so clearly the physical life of the subject has exceeded the expected economic life. I have estimated the existing improvements might have nine to ten years of remaining life. Using the age/life method of estimating overall, incurable depreciation, the calculations are as follows:

Age/Life Method of Estimating Overall, Incurable Depreciation

Average Age y Estimated Physical Life = % Depreciation

51 y 60 = 86%

Functional obsolescence, as previously stated, is an impairment of design resulting in a loss in functional utility, capacity or efficiency, and negatively affects the value of the building. Potential buyers, in my opinion, would find this building to suffer from functional obsolescence resulting from the fragmented design. The buildings are non-contiguous which is inferior when compared to a comparable property containing the same square footage within one structure. I have applied a subjective 15% for functional obsolescence.

External obsolescence involves external factors, which negatively impact the value of the improvements and is basically caused by a lack of demand, or an oversupply of vacant properties in the real estate marketplace. Because the highest and best use of the property as of the effective date is continued use as a light industrial facility and there appears to be sufficient justification for continuing to use the subject, any negative external real estate factors are not apparent. As a result, we have not assessed an external obsolescence adjustment to the subject.

Conclusion of Value: Cost Approach

As of March 9, 2013, it is my opinion that the fee simple interest in the subject property, using the cost approach to value is: $2,000,000.

The spreadsheet that appears on the following page of this report represents a summary of the development of the cost approach for the subject property.

Asset Valuation Source	Page 15

Cost Approach Summary
 Phazar Corp - Mineral Wells, Texas

Building Improvements

Industrials, Light Manufacturing	Square Footage	$ PSF
Manufacturing and Office	75,600	36.87	$2,787,372
Paint One	4,000	23.46	93,840
Etch and Alodine	3,750	32.35	121,313
Paint Two	2,400	33.14	79,536
Receiving	15,000	27.36	410,400
Shipping and Welding II	20,000	31.35	627,000
Metal Shed	4,200	7.89	33,138
	124,950
Subtotal Replacement Cost New	(RC $4,152,599
Less Physical Deterioration 86%	(3,562,527)	Weighted Age 51
		Est. Life 60
Total RCN Less Physical Deterioration	590,072

Building - Rounded	$590,072

Subtotal Replacement Cost New of Improvements Less Physical Deterioration	$590,072
Less Functional Obsolescence 15%	(88,511)
Less External Obsolescence 0%	0

Total Replacement Cost New of Improvements Less Physical Deterioration	$501,561
Add Land Value	$1,500,000
Total Estimated Value by the Cost Approach	$2,001,561
Rounded	$2,000,000

Asset Valuation Source	Page 16

Reconciliation and Final Value Estimate

It should be noted that this appraisal is presented in a restricted report format. As such, not all of the data or calculations used to arrive at our opinion of value is presented in this report, but is maintained in our files.

In addition, we have been provided with building and site size information along with other information pertaining to the subject property. This information has been used in our calculations and constitutes an important element in forming our opinion of value. We have accepted this information as presented and believe it to be accurate.

We have considered three approaches to value and concluded, based on the scope and type of property involved, that the cost approach is the most relevant.

The cost approach, which indicates value by estimating the replacement cost of the improvements and then deducting for depreciation, is useful when dealing with buildings that are atypical in the market, were constructed for a specific, specialized use, or exist in a market with limited comparable sales. Cost figures are gathered from national cost estimating surveys, adjusted for location and economic trends, and verified by the actual costs to construct similar improvements. Depreciation due to physical deterioration can be estimated based on the age and remaining life. Because of the special nature of the subject, this methodology is a reliable appraisal method.

Based on my investigation as outlined, it is my opinion that the Market Value of the subject property, as of March 9, 2013, is:

TWO MILLION DOLLARS
$2,000,000

FORT WOLTERS PROPERTY

Phazar Corp owns an additional property located at the old Fort Wolters military base four miles east of Mineral Wells. The base was deactivated in 1975 and since closure a portion of the base has been marketed for industrial uses. At one time the base consisted of 8,500 acres. Many of the original structures are still standing and a few have been refurbished and are currently used for light industrial or warehouse occupancies. Most of the structures are abandoned.

The subject property consists of 50.312 acres, approximately half the acreage is in Palo Pinto County and half in Parker County. The site is on Grant Road and the base reference for the site is T-580. During the base’s active days the property was used for the base movie theater. The structure remains on site but the condition of the structure is poor. The floors were pier and beam with wood plank. The frame is wood with metal clad exterior. My inspection of the structure indicated floor and foundation problems, rotting wood structure, and damaged metal siding/roof. It is the appraiser’s opinion that refurbishment of the structure is cost prohibitive and it does not contribute to the value of the property.

My research in the park yielded only two recent land sales. One was a 115-acre tract which sold for $2,000 per acre and the other was a 187-acre tract that sold for $3,000. Sales over the last 20 years have ranged from less than $1,000 per acre to around $4,000 per acre for smaller tracts.

It is the appraiser’s opinion that a reasonable value for the subject acreage is $3,000 per acre or $151,000.

Asset Valuation Source	Page 17

ORDERLY LIQUIDATION VALUE

At the client’s request I have estimated the Orderly Liquidation value of the subject property. The analysis assumes that the property would be marketed for a limited time and all assets would be sold in unison. It is the appraiser’s opinion based on current demand that liquidating the property within the limited time period would require a discount of at least 20 percent.

Summary of Values
	Market Value	Orderly Liquidation
Sales Comparison Approach	N/A
Cost Approach	$2,000,000	$1,720,000
Income Approach	N/A

Asset Valuation Source	Page 18

Exhibits

Exhibit 1	Area Map

Exhibit 2	Neighborhood Map

Exhibit 3	Photographs of the Subject Property

Addenda

Legal Description

Survey

LEGAL DESCRIPTION

9.991 acres of land out of the northeast 1/4 of Section 25, Block "A", E. O. B., T. & P. RR. Co. Survey, Abstract No. 705, Palo Pinto County, Texas; and further described by metes and bounds as follows.

Beginning at a 3/8" iron rod set by fence corner post, a distance of 264.48 feet East. and 48.4 feet N. no deg. 10 min. E. of the Northwest corner of Oak Ridge Addition to the City of Mineral Wells, Palo Pinto County, Texas; for the most southerly-southwest and beginning corner of this tract.

Thence N. no deg. 10 min. E. 328.07 feet along fence set 3/8" iron rod for an ell corner of this tract.

Thence N. 89 deg. 43 min. 35 sec. W. 263.5 feet set 3/8" iron rod in the east right-of-way line of F. M. Highway No. 1821, ( S. E. 25th Ave. ), for the most westerly-southwest corner of this tract.

Thence N. no deg. 19 min E. 295.2 feet with the east line of said Highway set 3/8" iron rod in the south right- of-way line of the Weatherford-Mineral Wells-and Northwestern Railroad for the northwest corner of a certain 17.38 acres tract of land described in Vol.' 241, Page 181 Of the Deed Records of Palo Pinto County, Texas; and the. northwest corner of this. tract.

Thence N. 71 deg. 08 min. E. 520:75 feet with the south line of said Railroad set 3/8" iron rod-for the northeast corner of this tract.

Thence S. 18 deg. 52 min. E.' 25.37 foot through a sheet metal building set 3/8" iron -rock by fence post for a corner of this tract:

Thence S. 51 deg. 10 min. 30 sec. E. 316.2 feet along fence set 3/8" iron rod by fence corner post for a corner of this tract:

Thence S. no deg. 40 min. E.564.1 feet along fence set 3/8” iron rod for the southeast- corner of this tract:

Thence S. 89 deg. 14 min. W. 493.0 feet along fence to the place of beginning.

CERTIFIED CORRECT AS SURVEYED ON THE GROUND. NOVEMBER 4, 1975., MARCH 27, 1984.
SIGNED:
HAROLD RUCKER, REGISTERED PUBLIC SURVEYOR NO. 1549 Rt. 1, Box 15, Santo, Texas 76472 Phone 817 769 3771

Weatherford, Mineral Wells
S. 18°52'E.
25.37'
FD.
SHED
SHEET METAL
3.9' N.E. OF P. POLE
N. 71°08'E. 520.75'
50'
50'
FD.
S. 51°10'30"E.
316.2'
FD. 3/8" I.R.
SCALE: 1" — 200'
Fence
3/8" Iron Rods
N
POWER LINE
N. 0°19'E.
295.2'
2' P.L.
(S.E. 25TH AVE.)
9.991 Acres
263.5'
FD. 3/8" I.R.
0.4' W. OF *
N. 89°43'35"W.
100'
CALL=152.9'
N. 0°10'E. 328.07'
END OF FENCE
S. 0°40'E. 564.1'
F.M. HWY NO. 1821
10'
LINE
POWER
CALL=260'
CALL=260'
167.1'
FD. 1/2" I.R.
BEG. COR.
S. 89°14'W. 493.0'
FD. 3/8" I.R.
0.2' S. OF *
10' UTILITY EASEMENT
48.45'
EAST-WEST
N.W. CORNER
OAK RIDGE ADD.